JOINT DISCLOSURE BOOKLET

OF

LUNDIN MINING CORPORATION

AND

TENKE MINING CORP.

Dated as of May 18, 2007

INFORMATION CONCERNING TENKE MINING CORP.

NOTE TO READERS

The disclosure contained herein has been prepared prior to giving effect to the Arrangement.

DOCUMENTS CONCERNING TENKE INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Joint Disclosure Booklet from documents filed with securities commissions or similar authorities in certain provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Tenke, 2101-885 West Georgia Street, Vancouver, B.C., V6C 3E8, phone (604) 689-7842 or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. Financial information respecting Tenke is provided in Tenke’s financial statements and management's discussion and analysis, copies of which can be obtained by Tenke shareholders (the "Tenke Shareholders") upon contacting the above-named officer.

For further information regarding Tenke Mining Corp. ("Tenke"), please refer to the following documents which are incorporated by reference herein:

(a)

the annual information form dated March 20, 2007 of Tenke (the "Tenke AIF"), which includes information relating to Tenke's corporate structure, business, directors, mineral reserves and resources, legal proceedings, conflicts of interest and risk factors;

(b)

the management information circular dated March 20, 2007 of Tenke relating to the annual meeting of Tenke Shareholders held on May 11, 2007, which contains information relating to executive compensation, corporate governance and indebtedness of directors and officers;

(c)	audited annual consolidated financial statements of Tenke as at and for the years ended December 31, 2006 and 2005, together with the auditors' report thereon;

(d)	management's discussion and analysis of financial condition and results of operations for the annual consolidated financial statements referred to in paragraph (c) above;

(e)	unaudited interim consolidated financial statements of Tenke as at and for the three months ended March 31, 2007, together with the notes thereto;

(f)	audited annual consolidated financial statements of Tenke for the year ended December 31, 2004, together with the auditor’s report thereon;

(g)	management’s discussion and analysis of financial condition and results of operations for the annual consolidated financial statements referred to in paragraph (f) above;

(h)	management's discussion and analysis of financial condition and results of operations for the interim consolidated financial statements referred to in paragraph (e) above;

(i)	the news release dated February 26, 2007 of Tenke announcing the completion of a bankable feasibility study on the Tenke Fungurume Project;

(j)

the material change report dated April 12, 2007 of Tenke regarding Tenke entering into the business combination agreement dated April 10, 2007 with Lundin Mining Corporation ("Lundin Mining"), and Suramina Resources Inc. ("Suramina"); and

(k)	the news release dated May 1, 2007 of Tenke announcing updated exploration results.

Any business acquisition reports, material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis, annual information forms and information circulars filed by Tenke with the securities commissions or similar authorities in Canada subsequent to the date of this Joint Disclosure Booklet and prior to the completion of the Arrangement shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Disclosure Booklet to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Disclosure Booklet.

BUSINESS OF TENKE

General

Tenke was incorporated by Articles and Memorandum on February 20, 1978 under the laws of the Province of British Columbia under the name of Eurocan Ventures Ltd. Effective February 8, 1991, the common shares of Tenke were consolidated on a ten for one basis and the name of Tenke was changed from Eurocan Ventures Ltd. to Consolidated Eurocan Ventures Ltd. Also effective February 8, 1991, the authorized capital of Tenke was increased from 5,000,000 post-consolidated common shares to 50,000,000 common shares. Effective April 19, 1994, Tenke was continued as a federal corporation under the Canada Business Corporations Act with unlimited share capital and ceased to be a company within the meaning of the British Columbia Company Act. On January 9, 1997 Tenke filed Articles of Amendment to change its name from Consolidated Eurocan Ventures Ltd. to Tenke Mining Corp. Effective June 22, 1999, the common shares of Tenke were consolidated on a five for one basis.

Tenke’s registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, BC V6C 3K4 and its head office is located at Suite 2101, 885 West Georgia Street, Vancouver, BC V6C 3E8.

Tenke is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec. Following completion of the Arrangement, Tenke will be a wholly-owned subsidiary of Lundin Mining and former Tenke Shareholders will receive common shares in the capital of Lundin Mining (the "Lundin Mining Shares") and Suramina shares as more particularly described in Tenke’s management information circular dated May 18, 2007 ("Tenke’s Information Circular"). Lundin Mining will make application for Tenke to cease to be a reporting issuer in all jurisdictions in which it is currently reporting. The common shares of Tenke (the "Tenke Shares") are listed and posted for trading on the TSX under the symbol "TNK".

Corporate Structure

The following diagram illustrates the current intercorporate relationships among Tenke’s active subsidiaries, which are owned directly or indirectly by Tenke.

Business Overview

Tenke is a mineral resource corporation engaged in exploring for, developing and acquiring precious and base metal properties. Tenke has two key assets; its minority interest in the Tenke Fungurume copper/cobalt project in Katanga Province, Democratic Republic of Congo (the "DRC"), which is held indirectly through its subsidiary, Tenke Holdings Ltd., and a large portfolio of strategically located gold and base metal exploration properties in central and southern Argentina and central Chile, most of which properties are majority controlled by Tenke and are held indirectly through its subsidiaries, Desarrollo de Prospectos Mineros SA and Minera Frontera del Oro SCM. Over the last several years, Tenke has focused its activities on advancing the Tenke Fungurume copper/cobalt project to the maximum extent that conditions within the DRC would allow in parallel with enhancing the value of and expanding Tenke’s South American copper/gold exploration properties.

General Development of the Business

Information regarding the general development of the business of Tenke is set forth under the heading, Item 3, General Development of the Business, in the Tenke AIF.

Principal Properties

Information regarding Tenke’s principal properties is set forth under the heading entitled, Item 4, Narrative Description of the Business, in the Tenke AIF.

Interests of Experts

Information of an economic (including economic analysis) scientific or technical nature in respect of Tenke’s South American mineral projects and properties (and what will be Suramina’s mineral projects and properties) is contained in this Joint Disclosure Booklet and/or Tenke’s Information Circular based upon the "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Nilsson Mine Service Ltd. and Geosystems International, each of whom is a "qualified person" for the purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators ("NI 43-101").

The fairness opinion annexed as part of Tenke’s Information Circular was prepared by Dundee Securities Corporation, financial advisor to the Tenke Independent Committee.

The Canadian tax disclosure contained in Tenke’s Information Circular under the heading "Canadian Federal Income Tax Considerations" was prepared by Thorsteinssons LLP.

The Canadian securities disclosure contained in Tenke’s Information Circular dated under the heading "Securities Laws Information for Canadian Shareholders" was prepared by Cassels Brock & Blackwell LLP.

The U.S. tax disclosure and the U.S. securities law disclosure contained under the headings "United States Federal Income Tax Considerations" and "Securities Laws Information for U.S. Shareholders" in Tenke’s Information Circular was prepared by Shearman & Sterling LLP.

Each of the above named experts has advised Tenke that they, as a group, own beneficially, directly or indirectly, less than one percent of the outstanding Tenke Shares at the time they provided their respective opinions.

The consolidated financial statements of Tenke as at and for the years ended December 31, 2006 and 2005 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants who advise that they are independent of Tenke in accordance with the professional standards of the Institute of Chartered Accountants of British Columbia.

Description of Share Capital

A description of the share capital of Tenke is included in the Tenke AIF, under the heading, Item 6, General Description of Share Capital.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Tenke as at March 31, 2007.

Outstanding as at
March 31, 2007
Designation	Authorized	(unaudited)
Common Shares(1)(2)(3)(4)	Unlimited	US$355,672,918
(59,855,829 shares)

Notes:

(1)   As at the date hereof, Tenke has outstanding incentive stock options to acquire 787,500 Tenke Shares at exercise prices ranging from CDN$4.67 to CDN$15.35 (as at March 31, 2007, Tenke had outstanding incentive stock options to acquire 1,136,500 Tenke Shares at exercise prices ranging from CDN$2.45 to CDN$15.35).

(2)   Following the Arrangement, all the issued and outstanding Tenke Shares will be held by Lundin Mining and current Tenke Shareholders will hold Lundin Mining Shares and Suramina Shares as more particularly described in Tenke’s Information Circular.

(3)   Following the Arrangement, each outstanding Tenke incentive stock option will be exercisable for 1.73 Lundin Mining Shares and the expiry dates thereof will be amended for optionees who cease to be eligible.

(4)   A description of the share capital of Tenke is included in the Tenke AIF, under the heading, Item 6, General Description of Share Capital.

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of Tenke, or associates or affiliates of said persons, have been indebted to Tenke at any time since the beginning of the last completed financial year of Tenke.

Principal Shareholders

Information regarding the principal shareholders of Tenke is included under the heading "Voting Securities and Principal Holders Thereof" in Tenke’s management information circular dated March 20, 2007 relating to the annual meeting of Tenke Shareholders held on May 11, 2007.

Rights to Purchase Securities

The only persons having a right to purchase securities of Tenke are those persons who have been granted incentive stock options pursuant to the Tenke stock option plan (the "Plan") which was initially established by the Tenke Board on February 10, 1994 (approved by Tenke Shareholders on March 17, 1994) and most recently amended by the Tenke Board on March 26, 2007 (approved by Tenke Shareholders on May 11, 2007). As at December 31, 2006 there were options outstanding under the Plan to acquire 1,747,500 Tenke Shares, representing approximately 3% of Tenke’s issued and outstanding share capital. The major features of the Plan as it currently exists and the proposed amendments to the Plan as approved by the Tenke Board on March 26, 2007 are set forth under the headings "Incentive Stock Option Plan" and "Particulars of Other Matters to be Acted Upon – Amendments to Stock Option Plan" in Tenke’s management information circular dated March 20, 2007 relating to the annual meeting of Tenke Shareholders held on May 11, 2007.

Escrowed Shares

There are no escrowed Tenke Shares.

Prior Sales

The following table sets forth the particulars of the prior sales of securities of Tenke from treasury during the past 12 months.

Date of Issue	Number of Tenke Shares	Price Per Security (CDN$)	Aggregate Consideration (CDN$)
2006
January 18	5,000	$2.45	12,250
January 26	6,100	$2.45	14,945
March 9	10,000	$2.45	24,500
March 23	8,000,000 (1)	$12.90	103,200,000
April 26	3,500	$2.45	8,575
April 27	25,000	14,000 @$2.45; 11,000 @$3.10	68,400
May 1	4,000	$3.10	12,400
May 2	68,500	8,500 @$2.45; 60,000 @$3.10	206,825
May 5	1,200	$3.10	3,720
May 10	18,500	13,500 @$2.45; 5,000 @$3.10	48,575
May 11	13,500	3,500 @$2.45; 10,000 @$3.10	39,575
May 12	3,000	$3.10	9,300
May 16	31,000	$3.10	96,100
May 19	5,000	$3.10	15,500
May 24	2,000	$3.10	6,200
June 12	1,900	$2.45	4,655
July 7	1,100	$3.10	3,410
August 8	3,000	$3.10	9,300
October 10	200,000	$9.64	1,928,000
October 24	8,100	$2.45	19,845
November 1	8,000	3,000 @$2.45; 5,000 @$3.10	22,850
November 2	11,000	$3.10	34,100
December 7	25,000	$9.64	241,000
December 12	100,000	$2.40	240,000
December 18	700	$3.10	2,170
December 19	3,000	$3.10	9,300
December 27	85,000	25,000 @$2.45; 60,000 @$9.64	639,650
2007
January 4	36,000	9,000 @$2.45; 27,000 @$3.10	105,750
January 5	2,400	$9.64	23,136
January 8	200,000	$2.45	490,000
January 9	75,000	$3.10	232,500
January 9	5,000	$2.45	12,250
January 10	250,000	50,000 @$3.10; 200,000 @$9.64	2,083,000
February 5	120,000	$3.10	372,000
February 22	17,600	$9.64	169,664
March 12	5,000	$9.64	48,200
April 10	100,000	$9.64	964,000
April 13	2,000	$2.45	4,900
April 16	190,000	90,000 @ $3.10; 100,000 @ $2.45	524,000
April 17	22,000	12,000 @ $3.10; 10,000 @ $2.45	61,700
April 18	30,000	15,000 @ $9.64; 15,000 @ $3.10	191,100

Notes:

(1)   These Tenke Shares were issued on a private placement basis.

(2)   With the exception of the Tenke Shares referred to in (1) above, the remaining Tenke Share issuances were made pursuant to the exercise of incentive stock options issued under the Plan.

Market for Securities

The following table sets forth the high and low prices and trading volumes of the Tenke Shares on the TSX for the periods indicated. The quotations reported are from published financial sources.

	Price Range
Month	High (CDN)	Low (CDN)	Volume
2007
January 2007	17.50	13.82	2,453,737
February 2007	16.79	14.55	3,379,696
March 2007	17.84	14.63	10,388,344
April 2007	26.80	17.59	38,326,839
May 1-21
2006
January – March	13.91	9.15	4,897,235
April – June	16.61	10.25	11,387,145
July – September	14.00	10.12	4,533,287
October – December	18.10	10.45	8,292,431
2005
April – June	5.62	4.36	6,570,000
July – September	9.30	4.57	12,000,000
October – December	9.88	8.58	9,520,000

The closing price of the Tenke Shares on the TSX on April 10, 2007, the last trading day prior to the public announcement of the Arrangement, was CDN$19.53. The closing price of the Tenke Shares on May 17, 2007, was CDN$23.10.

Dividend Record

To date, Tenke has not paid any dividends on its outstanding Tenke Shares.

Directors and Officers

Information with respect to the current directors and officers of Tenke is included in the Tenke AIF, under the heading, Item 8, Directors and Officers.

Executive Officers’ and Directors’ Compensation

Information regarding the compensation of Tenke’s directors and executive officers is set forth under the headings "Executive Compensation" and "Compensation of Directors" in Tenke’s management information circular dated March 20, 2007 relating to the annual meeting of Tenke Shareholders held on May 11, 2007.

Summary Financial Information

Tenke selected financial information:

Reference is made to the audited annual consolidated financial statements of Tenke as at and for the years ended December 31, 2006, 2005 and 2004, together with the notes thereto. A summary of that information is set out below:

		Year ended		Year ended		Year ended
In US$		December 31, 2006		December 31, 2005		December 31, 2004
Statement of Operations Data ($000’s)
Total Revenue		$-		$-		$-
Net Loss		$(5,696)		$(2,700)		$(2,164)
Data per Common Share ($)	$		$		$
Basic and Diluted Net Loss		$(0.10)		$(0.06)		$(0.05)
Balance Sheet Data ($000’s)
Cash and cash equivalents		$94,449		$12,173		$5,750
Total Assets		$213,940		$127,520		$114,696
Long Term Liabilities		$-		$-		$-
Shareholders’ equity		$212,747		$125,084		$114,199

Reference is made to the unaudited interim consolidated financial statements of Tenke as at March 31, 2007 and March 31, 2006 and for the three months ended March 31, 2007 and March 31, 2006, together with the notes thereto, which is incorporated by reference in this Information Circular. A summary of that information is set out below:

	Three months ended	Three months ended
	March 31, 2007	March 31, 2006
In US$	(Unaudited)	(Unaudited)
Statement of Operations Data ($000’s)
Total Revenue	$-	$-
Net Loss	$(295)	$(1,720)
Data per Common Share ($)
Basic and Diluted Net Loss	$(0.00)	$(0.03)

	March 31, 2007
	(Unaudited)
Balance Sheet Data ($000’s)
Cash and cash equivalents	$94,275
Total Assets	$217,497
Long Term Liabilities	$-
Shareholders’ equity	$216,466

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to management's discussion and analysis of financial condition and results of operations for the unaudited interim consolidated financial statements of Tenke as at and for the three months ended March 31, 2007 and for the audited consolidated financial statements of Tenke as at and for the years ended December 31, 2006, 2005 and 2004, together with the notes thereto.

Auditors, Registrar and Transfer Agent

The auditors of Tenke are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia.

The registrar and transfer agent for the Tenke Shares is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

Material Contracts

Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein or as otherwise referred to in a document incorporated by reference herein, the only material contract entered into by Tenke in the two years immediately prior to the date hereof that can reasonably be regarded as presently material is the Business Combination Agreement dated April 10, 2007 among Tenke, Suramina and Lundin Mining, which is filed on SEDAR at www.sedar.com.

Risk Factors

For risk factors associated with the activities of Tenke, see "Risk Factors" at pages 32-35 of the Tenke AIF.

Legal Proceedings

For a description of legal proceedings to which Tenke is a party or of which its properties is the subject, see "Legal Proceedings" at page 38 of the Tenke AIF.

Additional Information

Additional information relating to Tenke is available under Tenke’s profile on the SEDAR website at www.sedar.com. Financial information in respect of Tenke and its affairs is provided in Tenke’s annual audited consolidated financial statements as at and for the financial year ended December 31, 2006 and the interim unaudited consolidated financial statements as at and for the period ended March 31, 2007, and the related management's discussion and analysis ("MD&A"). Copies of Tenke’s financial statements and MD&A are available upon request from Tenke by contacting the Corporate Secretary of Tenke at 2101 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: (604) 689-7842; fax: (604) 689-4250.

INFORMATION CONCERNING LUNDIN MINING CORPORATION

NOTE TO READERS

The disclosure contained herein has been prepared prior to giving effect to the Arrangement.

DOCUMENTS CONCERNING LUNDIN MINING INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Joint Disclosure Booklet from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Lundin Mining at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4 (telephone: 604-689-7077) or by accessing the disclosure documents available through the Internet on the SEDAR web site at www.sedar.com. For the purpose of the Province of Québec, this Joint Disclosure Booklet contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from Lundin Mining’s head office at the above-mentioned address and telephone number. Financial information respecting Lundin Mining is provided in Lundin Mining’s financial statements and management’s discussion and analysis.

For further information regarding Lundin Mining, please refer to the following documents which have been filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, this Joint Disclosure Booklet:

(a)	the annual information form of Lundin Mining for the year ended December 31, 2006, dated March 31, 2007 (the "Lundin Mining AIF");

(b)	audited annual consolidated financial statements of Lundin Mining as at and for the years ended December 31, 2006 and 2005, together with the auditors’ reports thereon;

(c)	audited annual consolidated financial statements of Lundin Mining for the year ended December 31, 2004, together with the auditors’ report thereon.

(d)	management discussion and analysis of results of Lundin Mining relating to the annual consolidated financial statements referenced in (b) and (c) above;

(e)	unaudited interim consolidated financial statements of Lundin Mining for the three month periods ended March 31, 2007 and March 31, 2006;

(f)	management discussion and analysis of result of Lundin Mining relating to the interim consolidated financial statements referenced in (e) above;

(g)

management information circular of Lundin Mining dated as of September 20, 2006 prepared in respect of Lundin Mining’s October 19, 2006 special meeting of shareholders called to consider Lundin Mining’s merger with EuroZinc Mining Corporation ("EuroZinc");

(h)	management information circular of Lundin Mining dated as of April 26, 2006 prepared in respect of Lundin Mining’s May 31, 2006 annual meeting of shareholders

(i)

material change report of Lundin Mining dated April 4, 2007 regarding Lundin Mining entering into a definitive support agreement with Rio Narcea Gold Mines, Ltd. ("Rio Narcea") pursuant to which Lundin Mining agreed to make an offer to acquire all of the outstanding common shares and warrants of Rio Narcea;

(j)	material change report of Lundin Mining dated April 11, 2007 regarding Lundin Mining entering into the business combination agreement dated as of April 10, 2007 with Tenke and Suramina;

(k)	material change report of Lundin Mining dated April 12, 2007 regarding updated exploration activities and results for Lundin Mining’s projects in Ireland, Sweden, Portugal and Spain;

(l)	the news release of Lundin Mining filed April 17, 2007 announcing operating results for the three months ended March 31, 2007;

(m)	offer and take-over bid circular of Lundin Mining dated April 20, 2007 in respect of Lundin Mining’s offer to acquire all of the outstanding common shares and warrants of Rio Narcea;

(n)

material change report of Lundin Mining dated April 20, 2007 regarding the mailing of the offer and circular in respect of Lundin Mining’s offer to acquire all of the outstanding common shares and warrants of Rio Narcea;

(o)	the news release of Lundin Mining filed May 10, 2007 announcing further investment by Lundin Mining in Sunridge Gold Corp.;

(p)	the news release of Lundin Mining filed May 10, 2007 announcing financial results for the three months ended March 31, 2007;

(q)	audited annual consolidated financial statements of Rio Narcea Gold Mines Ltd. for the year ended December 31, 2006 together with the auditor’s report thereon; and

(r)	unaudited interim consolidated financial statements of Rio Narcea Gold Mines Ltd. for the three month period ended March 31, 2007.

Any material change reports (excluding confidential reports), comparative interim consolidated financial statements, comparative annual consolidated financial statements and the auditors’ report thereon, information circulars, annual information forms and business acquisition reports filed by Lundin Mining with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Joint Disclosure Booklet and prior to the completion of the Arrangement shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Joint Disclosure Booklet to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Disclosure Booklet.

BUSINESS OF LUNDIN MINING

General

Lundin Mining was incorporated pursuant to the Canada Business Corporations Act under the name "South Atlantic Diamonds Corp." on September 9, 1994. Lundin Mining changed its name to "South Atlantic Resources Ltd." on July 30, 1996. In connection with a one-for-six share consolidation that took effect on April 2, 2002, Lundin Mining changed its name to "South Atlantic Ventures Ltd." on March 25, 2002. The share consolidation and name change were approved by shareholders of Lundin Mining on January 23, 2002. In connection with the listing of its common shares on the TSX effective August 12, 2004, Lundin Mining changed its name to "Lundin Mining Corporation".

Effective October 31, 2006 Lundin Mining merged with EuroZinc, with the resulting entity known as "Lundin Mining Corporation". Lundin Mining and EuroZinc subsequently amalgamated effective November 30, 2006.

On January 22, 2007, Lundin Mining announced a three-for-one subdivision of the Lundin Mining Shares. The Lundin Mining Shares commenced trading on a subdivided basis on February 1, 2007 on the TSX and on February 9, 2007 on AMEX. Lundin Mining’s Swedish Depository Receipts commenced trading on a subdivided basis on the SSE on February 1, 2007. The three-for-one subdivision was payable on February 8, 2007 to shareholders of record at the close of business on February 5, 2007, granting all such shareholders two additional common shares for every common share of Lundin Mining held.

Lundin Mining’s registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. Lundin Mining’s business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842. Lundin Mining also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining and exploration activities.

Corporate Structure

The following diagram illustrates the current intercorporate relationships among Lundin Mining and its subsidiaries.

Lundin Mining Corporation (Canada)
100%
Lundin Mining AB (Sweden)
100%
South Atlantic (Bermuda) I Ltd. (Bermuda)
100%
Barinas Enterprises (Cyprus)
100%
6565522 Canada Inc. (Canada)
100%
Zinkgruvan Mining AB (Sweden)
50%
Galmoy Mines Ltd. (Ireland)
50%
100%
Zinc Holdings (Cyprus)
99.86%
Pirites Alentejanas, S.A (Portugal)
100%
Lundin Mining Exploration AB (Sweden)
50%
Lundin Zinc Ltd. (Ireland)
50%
100%
0766284 B.C. Ltd. (Canada)
100%
North Atlantic Natural Resources AB (Sweden)
Somincor S.A. (Portugal)
100%
16.1%
Sunridge Gold Corp. (Canada)
100%
AGC Minas de Portugal (Portugal)
100%
Lundin Mining Ltd. (Ireland)
4.6%
Mantle Resources Inc. (Canada)
100%
Lundin Resources Ltd. (Ireland)
100%
Lundin Mining Exploration Ltd. (Ireland)
100%
Lundin Mining Exploration S.L. Sociedad Unipersonal (Spain)
100%
100%
49%
Morales (Overseas) Ltd. (Cyprus)
Ozerny GOK OAO (Russia)
Techprominvest OOO (Russia)
19.9%
Union Resources Limited (Australia)

Business Overview

Lundin Mining, through various direct and indirect wholly-owned subsidiaries, holds interests in several base metal, silver and gold mining and mineral exploration properties in Sweden, Ireland, Portugal, Finland, Spain, Russia and Canada.

Lundin Mining owns, indirectly, 100% of the outstanding shares of Zinkgruvan Mining AB. Zinkgruvan Mining AB is engaged in the production of zinc, lead and silver at the Zinkgruvan Mine, which is located approximately 200 kilometers southwest of Stockholm, Sweden. The Zinkgruvan Mine is one of the largest underground mines in Europe and has been producing zinc, lead and silver on a continuous basis since 1857. Lundin Mining also engages in exploration activities within and near to the mine with the objective of adding new mineral resources.

Lundin Mining also owns, indirectly, 100% of the outstanding shares of Galmoy Mines Ltd. ("Galmoy"). Galmoy is an Irish mining and exploration company the main asset of which is the Galmoy Mine located in County Kilkenny, Ireland. The Galmoy mine was consolidated into Lundin Mining following the formal merger with ARCON International Resources p.l.c. in May 2005. Construction of the mine began in 1995 and production in 1997. The primary metal produced is zinc, with lead and silver obtained as byproducts. Through its indirect wholly-owned subsidiary, Lundin Mining Exploration Ltd., Lundin Mining also engages in zinc/lead exploration activities in Ireland including on the Galmoy block licenses and on several prospecting licenses in other parts of Ireland.

Lundin Mining’s wholly-owned subsidiary, Lundin Mining AB, owns 100% of the outstanding shares of North Atlantic Natural Resources AB ("NAN"). NAN engages in mining in Sweden, owns and operates a zinc/copper mine in the Skellefte district of Sweden known as the Storliden Mine, and also has a 90% interest in the Norrliden copper/zinc/silver deposit, also located in the Skellefte mining district, approximately 45 kilometers from the Storliden Mine.

Lundin Mining also has a 49% interest in Morales (Overseas) Ltd. ("Morales"), a Cyprus joint venture company, the remainder of which is owned by IFC Metropol, a Russian financial institution. Morales was formed to develop the Ozernoe zinc deposit located in the Republic of Buryatia, in the Russian Federation, and to operate the resulting mine. The Ozernoe project is one of the largest undeveloped zinc/lead projects in the world.

Lundin Mining’s wholly owned subsidiary, Lundin Mining AB, acquired in June, 2006 through public auction, the Toral zinc/lead/silver property in northwestern Spain. Lundin Mining AB has been granted an exclusive three-year investigation permit for the Toral project by the Territorial Service of Industry, Commerce and Tourism of the Autonomous Community of Castile and León. The 28.5 sq. km, 100% owned Lundin Mining property is located 400 km northwest of Madrid, near to the regional city of Ponferrada. This advanced exploration project has a significant historic zinc/lead/silver resource and was acquired through a public bidding process. The government authority chose Lundin Mining’s three-year work proposal as the winning bid.

Following its amalgamation with EuroZinc in 2006, Lundin Mining also owns, indirectly, 100% of the outstanding shares of Sociedade Mineira de Neves-Corvo, S.A. ("Somincor") and 99.99% of the outstanding shares of Pirites Alentejanas, S.A. ("PA"). Somincor is a Portuguese mining and exploration company, the main asset of which is the Neves-Corvo copper mine in Portugal. Neves-Corvo is an operating underground mine in Portugal that has been a significant producer of copper since 1989. Zinc production at EuroZinc’s Neves-Corvo mine commenced in July 2006.

PA is a Portuguese holding company that holds the Aljustrel mining license and operating permits and the assets of the Aljustrel project. The Aljustrel project comprises the upgrading of the process facilities, underground access and infrastructure, and pre-production development of underground stoping areas to produce an estimated 1.8M tonnes per annum of zinc, lead, copper and silver ore. The work has been done to the level of a final feasibility study.

Lundin Mining conducts its exploration independently, principally through Lundin Mining Exploration AB, its wholly-owned subsidiary, as well as through joint venture agreements. With the exception of the Storliden, Zinkgruvan, Galmoy and Neves-Corvo mines and the Aljustrel project, Lundin Mining’s properties are in the exploration stage without any assurance that commercially viable mineral deposits or reserves exist until further work is done and a final evaluation concludes economic feasibility. Lundin Mining also has a 49% interest in the Ozernoe project in Russia, one of the largest undeveloped zinc/lead projects in the world.

General Development of the Business

Information regarding the general development of the business of Lundin Mining is set forth under the heading, Item 3, Business of the Issuer, in the Lundin Mining AIF.

On April 20, 2007, Lundin Mining, through 0766284 B.C. Ltd, its wholly-owned subsidiary, made a formal offer to acquire all of the outstanding common shares and warrants of Rio Narcea (the "Offer"). The Offer expires at 6:00 p.m. (Eastern time) on May 29, 2007, unless withdrawn or extended by Lundin Mining. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the expiry time not less than 66 % of the outstanding Rio Narcea shares, calculated on a fully-diluted basis.

Rio Narcea is engaged in the acquisition, exploration, development and operation of base and precious metal properties in Spain, Portugal and Mauritania. It currently produces nickel and copper at is Aguablanca mine in southern Spain and is completing construction of the Tasiast gold project in Mauritania. Rio Narcea was incorporated under the CBCA on February 22, 1994. Its registered office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2. Its principal operations office is at c/ Secundino Roces Riera, 3-2°, Centro de Empresas Asipo I, 33428 Cayés-Llanera, Asturias, Spain. Rio Narcea’s outstanding common shares are listed and posted for trading on the TSX under the symbol "RNG" and on AMEX under the symbol "RNO". Rio Narcea’s outstanding warrants are posted for trading on the TSX under the symbol "RNG.WT".

Lundin Mining has entered into an option agreement dated April 3, 2007 with Red Back Mining Inc.

("Red Back") pursuant to which Lundin Mining has granted Red Back the option, subject to certain conditions, including that Lundin Mining acquires not less than 50.1% of the shares of Rio Narcea on a non-diluted basis pursuant to the Offer, to acquire a 100% interest in Rio Narcea’s Tasiast gold project in Mauritania, West Africa. In consideration for the 100% interest in the Tasiast gold project, Red Back will pay Lundin Mining US$225 million in cash and assume US$42.5 million in debt related to the Tasiast project.

Further information regarding the business and operations of Rio Narcea and the terms and conditions of the Offer is contained in the offer and take-over bid circular of Lundin Mining dated April 20, 2007, a copy of which is filed under Rio Narcea’s SEDAR profile on the SEDAR website at www.sedar.com. Also refer to the pro-forma consolidated financial statements of Lundin Mining attached to this Joint Disclosure Booklet, which assume completion of the Offer as at March 31, 2007 and January 1, 2006 for the balance sheet and statement of operations, respectively.

Principal Properties

Lundin Mining’s principal mineral properties are the Zinkgruvan, Storliden, Galmoy and Neves-Corvo mines and the Aljustrel and the Ozernoe projects. Information regarding Lundin Mining’s principal properties is set forth under the heading entitled, Item 4, Narrative Description of the Business, in the Lundin Mining AIF, which is incorporated by reference herein.

Experts

Information of an economic (including economic analysis), scientific or technical nature in respect of Lundin Mining’s principal mineral projects and properties contained or incorporated by reference in this Joint Disclosure Booklet and/or Lundin Mining’s management information circular dated May 18, 2007 is based upon the following technical reports, each of which was authored by an independent, "qualified person" within the meaning of NI 43-101 of the Canadian Securities Administrators, and is available for review on the SEDAR website located at www.sedar.com under Lundin Mining’s profile:

1.	"Technical Report on the Storliden mine, Sweden" dated February 2005, prepared by Adam Wheeler, C. Eng., Eur. Ing.

2.

"A Technical Review of the Zinkgruvan mine in South-Central Sweden for South Atlantic Ventures" dated March 31, 2004, prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers.

3.

"Ore Reserves and Mineral Resources of the Zinkgruvan mine in South-Central Sweden" dated December 31, 2004, prepared by Lars Malmström, Chief Geologist of Zinkgruvan Mining AB and Per Hedström, Senior Geologist of Zinkgruvan Mining AB.

4.

"A Technical Report of the Galmoy mine and Prospecting Licences held by Arcon in the Irish Midlands – Republic of Ireland for Lundin Mining Corporation", dated April 22, 2005, prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers.

5.	Independent technical report on the Neves-Corvo copper mine dated May 7, 2004, prepared by Wardell Armstrong International.

6.	"March 2004 Update (as revised on May 10, 2004) of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Project Feasibility Study – June 2000" dated May 10, 2004.

7.	"Technical Report on the Aljustrel Project, Portugal" dated March 31, 2006, prepared by Garnet L. Dawson, P.Geo.

8.	"Technical Report, Estação Deposit, Aljustrel, Portugal" dated March 31, 2007, prepared by N. Burns, P.Geo.

9.	"Technical Report on the Norrliden Resource Estimation, Sweden" dated May 30, 2006, prepared by Adam Wheeler, C. Eng., Eur. Ing.

The fairness opinion dated as of April 10, 2007 annexed as part of Lundin Mining’s Information Circular was prepared by GMP Securities L.P., financial advisor to the Lundin Mining Independent Committee.

Each of the above named experts has advised Lundin Mining that they, as a group, own beneficially, directly or indirectly, less than one percent of the outstanding Lundin Mining Shares at the time they provided their respective opinions or reports, as applicable.

The annual consolidated financial statements of Lundin Mining as at and for the year ended December 31, 2006 have been audited by PricewaterhouseCoopers LLP, who advise that they are independent of Lundin Mining in accordance with the professional standards of the Institute of Chartered Accountants, British Columbia.

The annual consolidated financial statements of Lundin Mining as at and for the year ended December 31, 2005 have been audited by KPMG LLP, who advise that they are independent of Lundin Mining in accordance with the professional standards of the Institute of Chartered Accountants, Ontario.

The annual consolidated financial statements of Lundin Mining as at and for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, who advise that they are independent of Lundin Mining in accordance with the professional standards of the Institute of Chartered Accountants of British Columbia.

Description of Share Capital

A description of the share capital of Lundin Mining is set forth under the heading, Item 6, General Description of Share Capital, in the Lundin Mining AIF.

Consolidated Capitalization

The following tables set forth the consolidated capitalization of Lundin Mining as at March 31, 2007:

Outstanding as at
March 31, 2007
Designation	Authorized	(unaudited)
Common Shares(1)(2)	Unlimited	286,037,718 common shares
$1,897,447,000

Notes:

(1)   As at the date hereof, Lundin Mining has outstanding incentive stock options, warrants and other rights to acquire 2,131,070 Lundin Mining Shares at exercise prices ranging from CDN$2.10 to CDN$14.97.

(2)   A description of the share capital of Lundin Mining is included in the Lundin Mining AIF, under the heading, Item 7, Description of Share Capital.

Indebtedness of Directors and Executive Officers

None of the current or former directors or executive officers of Lundin Mining or its subsidiaries, or associates or affiliates of such persons, are or have been indebted to Lundin Mining at any time since the beginning of the last completed fiscal year of Lundin Mining.

Principal Shareholders

To the knowledge of the directors and officers of Lundin Mining, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Lundin Shares as at April 20, 2007 are as follows:

Name and Address	Number of Shares	Percentage of Issued Capital
The Estate of Adolf H. Lundin(1) Geneva, Switzerland	33,243,230	11.61%

Note:

(1)   These shares are held by Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Ltd., private corporations owned by trusts whose settlor is the Estate of Adolf H. Lundin.

Options to Purchase Securities

Lundin Mining has established a stock option plan (the "Lundin Option Plan") for the benefit of the employees, officers, directors and consultants of Lundin Mining and its subsidiaries. A summary of the principal terms of the Lundin Option Plan is contained in the management information circular of Lundin Mining dated as of April 26, 2006 in respect of Lundin Mining’s May 31, 2006 annual meeting of shareholders.

The following table sets out details of Lundin Mining stock options outstanding as of May 18, 2007.

Holders	No. of Shares	Exercise Price	Expiry Date

Officers of Lundin Mining	90,000	$7.39	14-Feb-08
	120,000	$12.70	17-Jan-09
	120,000	$14.97	3-Apr-09
	330,000

Officers of Subsidiaries of Lundin Mining	15,000	$7.39	14-Feb-08
	30,000	$12.70	17-Jan-09
	114,240	$9.80	10-Oct-11
	159,240

Directors of Lundin Mining (who are also Officers):	57,120	$2.28	5-Jul-10

	142,800	$10.15	11-May-11
	142,800	$9.14	12-Jun-11
	342,720

Directors of Subsidiaries of Lundin Mining	Nil

Employees of Lundin Mining	28,560	$2.28	27-May-10
	42,842	$2.28	5-Jul-10
	9,520	$2.87	22-Aug-10
	22,848	$3.33	15-Nov-10
	85,680	$9.14	12-Jun-11
	47,600	$9.14	5-Jul-11
	66,640	$9.80	10-Oct-11
	90,000	$13.61	30-Apr-09
	393,690

Employees of Subsidiaries of Lundin Mining	82,500	$4.22	8-Nov-07
	75,000	$10.80	8-Apr-08
	150,000	$12.49	19-Oct-08
	15,000	$12.70	17-Jan-09
	105,000	$13.00	24-Feb-09
	240,858	$2.28	5-Jul-10
	178,500	$9.80	10-Oct-11
	846,858

Consultants of the Corporation	30,000	$4.09	8-Aug-07
	28,560	$2.28	5-Jul-10
	58,560

Total Options:	2,131,068

Escrowed Shares

There are no escrowed Lundin Mining Shares.

Prior Sales

The following table sets forth the particulars of the prior sales of securities of Lundin Mining from treasury during the past 12 months.
Date of Issue	Number of Lundin Mining Shares	Price Per Security	Aggregate Consideration (CDN$)
13-Jun-06	37,500	$2.83	$106,250
7-Jul-06	300,000	$2.58	$775,000
21-Aug-06	15,000	$4.22	$63,250
22-Aug-06	15,000	$24.22	$63,250
23-Aug-06	15,000	$4.22	$63,250
29-Aug-06	15,000	$4.22	$63,250
30-Aug-06	75,000	$3.83	$287,500
12-Sep-06	6,000	$4.22	$25,300
13-Sep-06	75,000	$3.83	$287,500
13-Oct-06	45,000	$4.22	$189,750
18-Oct-06	45,000	$4.22	$189,750
20-Oct-06	30,000	$4.22	$126,500
23-Oct-06	30,000	$4.22	$126,500
30-Oct-06	30,000	$4.22	$126,500
31-Oct-06	30,000	$4.22	$126,500
1-Nov-06	160,834,548	$1.36	$1,826,544,352
8-Nov-06	30,000	$4.22	$126,500
10-Nov-06	15,000	$4.22	$63,250
16-Nov-06	47,598	$2.28	$108,365
17-Nov-06	30,000	$7.39	$221,800
20-Nov-06	11,898	$2.28	$27,088
23-Nov-06	225,000	$4.09	$920,250
24-Nov-06	57,120	$9.80	$559,966
29-Nov-06	257,040	$1.34	$344,957
8-Dec-06	9,000	$4.22	$37,950
12-Dec-06	19,041	$9.80	$186,665
14-Dec-06	5,019	$2.28	$11,427
15-Dec-06	90,000	$9.03	$813,000
19-Dec-06	8,568	$7.03	$60,233
20-Dec-06	114,240	$3.12	$356,048
21-Dec-06	36,000	$2.31	$83,160
2-Jan-07	169,020	$8.27	$1,398,302
5-Jan-07	15,000	$4.22	$63,250
8-Jan-07	14,280	$2.28	$32,511
17-Jan-07	22,848	$3.33	$76,008
19-Jan-07	225,000	$3.83	$862,500
22-Jan-07	11,424	$2.10	$23,990
23-Jan-07	4,761	$4.41	$21,012
6-Feb-07	9,540	$2.28	$21,751
7-Feb-07	15,000	$2.28	$34,150
12-Feb-07	57,120	$2.28	$130,043

Date of Issue	Number of Lundin Mining Shares	Price Per Security	Aggregate Consideration (CDN$)

20-Feb-07	150,000	$3.12	$467,500
27-Feb-07	4,500	$2.28	$10,245
28-Feb-07	75,000	$3.83	$287,500
9-Mar-07	300,000	$3.83	$1,150,000
15-Mar-07	164,160	$2.82	$463,651
9-Apr-07	63,320	$7.15	$453,044
10-Apr-07	123,284	$3.92	$482,908
12-Apr-07	15,000	$4.22	$63,249
13-Apr-07	38,080	$9.80	$373,184
18-Apr-07	14,280	$9.80	$139,944
20-Apr-07	17,020	$3.46	$58,947
24-Apr-07	19,040	$2.28	$43,348
Total	164,081,249	$11.21	$1,839,742,098

(1)    The Lundin Mining Shares commenced trading on a one-to-three subdivided basis effective February 1, 2007.

Market for Securities

The Lundin Mining Shares are listed on the TSX under the symbol "LUN" and on AMEX under the symbol "LMC", and its Swedish Depositary Receipts trade on the SSE under the symbol "LUMI". The following table sets forth the high and low prices and trading volumes of the Lundin Mining Shares on the TSX and AMEX and the Swedish Depositary Receipts on the SSE for the periods indicated. The quotations reported are from published financial sources.

	TSX – Common Shares
			Trading
			Volume
	Price Range (CDN$)		(000’s)
	High	Low

2006
May	$43.92	$27.34	1,838
June	$33.30	$24.15	1,683
July	$33.96	$28.38	469
August	$35.75	$31.30	2,425
September	$34.50	$27.35	2,667
October	$41.22	$28.05	3,905
November	$45.20	$36.84	26,742
December	$43.70	$39.37	8,795
2007
January	$44.27	$37.00	13,208
February(1)	$13.66	$11.73	38,898
March	$13.08	$11.14	27,868
April	$15.84	$12.75	69,074
May 1 - 18	$14.70	$13.14	22,561

Note (1) – The Lundin Mining Shares commenced trading on TSX on a one-to-three subdivided basis effective February 1, 2007.

	AMEX – Common Shares
			Trading
			Volume
	Price Range (US$)		(000’s)
	High	Low

2006
May	-	-	-
June	-	-	-
July	-	-	-
August	-	-	-
September	-	-	-
October	-	-	-
November	$39.93	$32.11	34,256
December	$37.78	$34.31	13,980
2007
January	$36.85	$31.37	17,926
February (2)	$11.60	$9.96	14,688
March	$11.30	$9.44	10,817
April	$13.78	$11.02	32,464
May 1 - 15	$13.28	$11.86	12,596

Note 2 – The Lundin Mining Shares commenced trading on AMEX on a one-to-three subdivided basis effective February 9, 2007. The share price and trading volume between February 1, 2007 and February 8, 2007 is adjusted as though the subdivision occurred on February 1, 2007.

	SSE – Swedish Deposit Receipts
			Trading
			Volume
	Price Range (SEK)		(000’s)
	High	Low

2006
May	293.0	147.0	17,860
June	218.0	155.0	10,248
July	217.5	186.0	5,934
August	233.5	198.0	4,634
September	228.0	183.5	10,588
October	267.5	186.5	13,070
November	288.5	229.0	21,121
December	261.0	233.5	7,854
2007
January	259.5	217.0	14,345
February (3)	81.0	70.3	23,822
March	78.8	68.5	18,698
April	96	76.5	37,504
May 1 – 11	89.8	81.0	11,547

Note 3 – The Lundin Mining Swedish Depositary Receipts commenced trading on SSE on a one-to-three subdivided basis effective February 1, 2007.

The closing price of the Lundin Mining Shares on April 10, 2007, the last trading day prior to the public announcement of the Arrangement, was CDN$14.88 on the TSX and US$13.00 on AMEX. The closing price of the Swedish Deposit Receipts on the SSE on April 10, 2007, the last trading day prior to the public announcement of the Arrangement, was SEK90.50.

Dividend Record

Lundin Mining has not paid dividends on the Lundin Mining Shares in the last five years and it has no present intentions of paying any dividends on the Lundin Mining Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of Lundin Mining will determine if and when dividends should be declared and paid in the future, based on Lundin Mining’s financial position at the relevant time.

Directors and Officers

Information with respect to the current directors and officers of Lundin Mining is included in the Lundin Mining AIF, under the heading, Item 9, Directors and Officers. Lundin Mining shareholders will elect new directors for the ensuing year at Lundin Mining’s annual and special meeting of shareholders to be held on June 18, 2007. Information regarding the nominees for election as directors of Lundin Mining is included in Lundin Mining’s management information circular dated May 18, 2007 under the heading "Election of Directors".

Executive Officers’ and Directors’ Compensation

Information regarding the compensation of Lundin Mining’s directors and executive officers and directors is set forth under the headings "Executive Compensation" and "Compensation of Directors" respectively in Lundin Mining’s management information circular dated May 18, 2007 relating to the annual and special meeting of Lundin Mining shareholders to be held on June 18, 2007.

Summary Financial Information

	Years ended December 31,
	2006	2005	2004
Total Sales	$539,729	$192,073	$39,922
Net earnings	$152,949	$29,963	$4,764
Earnings per share - basic	$1.02	$0.26	$0.21
Earnings per share - diluted	$1.01	$0.26	$0.21
Cash and cash equivalents	$402,170	$74,409	$86,680
Total assets	$2,829,600	$406,814	$327,174
Long-term financial obligations	$42,851	$1,547	$-
Total shareholders' equity	$2,129,768	$244,516	$166,348

	Three months ended March 31,
	2007	2006
Total Sales	$193,920	$91,798
Net earnings	$53,708	$21,461
Earnings per share - basic	$0.19	$0.18
Earnings per share - diluted	$0.19	$0.17

	March 31,	December 31,
	2007	2006
Cash and cash equivalents	$317,393	$402,170
Total assets	$2,863,143	$2,829,600
Long-term financial obligations	$43,296	$42,851
Total shareholders' equity	$2,220,458	$2,129,768

Selected Pro forma Financial Information

	Three months	Twelve
	ended	months ended
	March 31,	December 31,
	2007	2006
Total Sales	$256,581	$1,175,911
Net earnings	$78,323	$336,850
Earnings per share - basic	$0.20	$0.87
Earnings per share - diluted	$0.20	$0.86

	March 31,
	2007
Cash and cash equivalents	$514,656
Total assets	$4,985,031
Long-term financial obligations	$624,115
Total shareholders' equity	$3,501,404

The pro forma consolidated financial statements of Lundin Mining as at March 31, 2007 and for the three months ended March 31, 2007 and for the year ended December 31, 2006 are both attached to this Joint Disclosure Booklet.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to the management's discussion and analysis of financial condition and results of operations in respect of each of the audited consolidated annual financial statements of Lundin Mining for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 and the unaudited consolidated interim financial statements of Lundin Mining as at and for the three months periods ended March 31, 2007 and March 31, 2006.

Interest Of Informed Persons In Material Transactions

None of the persons who were directors or executive officers of Lundin Mining or a subsidiary of Lundin Mining at any time during Lundin Mining’s last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of Lundin Mining, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in any transaction within the three years preceding the date hereof or in any proposed transaction that has materially affected, or would materially affect, Lundin Mining or any of its subsidiaries.

Auditors, Registrar and Transfer Agent

The auditors of Lundin Mining are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia.

The registrar and transfer agent for the Lundin Mining Shares is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

Material Contracts

Information regarding Lundin Mining’s material contracts is set forth under the heading "Material Contracts" in Lundin Mining’s management information circular dated May 18, 2007 relating to the annual and special meeting of Lundin Mining shareholders to be held on June 18, 2007.

Risk Factors

For risk factors associated with the activities of Lundin Mining, see Item 6, Risk Factors, at pages 65-72 of the Lundin Mining AIF.

Legal Proceedings

Neither Lundin Mining nor its material subsidiaries or material properties are subject to any material legal proceedings.

Additional Information

Additional information relating to Lundin Mining is available under Lundin Mining’s profile on the SEDAR website at www.sedar.com. Financial information in respect of Lundin Mining and its affairs is provided in Lundin Mining’s audited annual consolidated financial statements as at and for the financial year ended December 31, 2006 and the unaudited interim consolidated financial statements as at and for the three months ended March 31, 2007, and the related management’s discussion and analysis. Copies of Lundin Mining’s financial statements and the related management’s discussion and analysis are available upon request from Lundin Mining by contacting Lundin Mining’s Corporate Secretary at: (i) mail at 1100 - 888 Dunsmuir Street, Vancouver, B.C., V6C 3K4; (ii) telephone at (604) 687-7077; or (iii) fax at (604) 687-7099.

INFORMATION CONCERNING SURAMINA

General

The disclosure contained herein has been prepared in contemplation of the Arrangement.

DOCUMENTS CONCERNING SURAMINA INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Joint Disclosure Booklet from documents filed with securities commissions or similar authorities in certain provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Tenke, 2101-885 West Georgia Street, Vancouver, B.C., V6C 3E8, phone (604) 689-7842 or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

For further information regarding Suramina, please refer to the following documents which are incorporated by reference herein:

(a)	the Tenke AIF;

(b)	the news release dated February 2, 2006 of Tenke announcing initial resource estimate at its Josemaria copper/gold porphyry project in San Juan, Argentina;

(c)

the news release dated June 8, 2006 of Tenke announcing signing of investment agreement with Companhia Vale Rio Doce and its wholly-owned subsidiaries, Rio Doce Argentina S.A. and Compania Minera Latino-Americana Limitada in respect of the Las Flechas and Northern Property projects; and

(d)	the news release dated May 1, 2007 of Tenke announcing updated exploration results.

The audited consolidated financial statements of Suramina as at and for the year ended December 31, 2006 and 2005, together with the notes thereto and auditors report thereon and the interim unaudited consolidated fianancial statements of Suramina as at and for the three months ended March 31, 2007 and 2006, together with the notes hereto, are both attached to this Joint Disclosure Booklet.

Corporate Structure

Suramina was incorporated as a federal corporation under the name 6749461 Canada Inc. under the Canada Business Corporations Act with unlimited share capital on April 5, 2007. On May 15, 2007 Suramina filed articles of amendment to amend its share capital by the creation of an unlimited number of voting, non-participating class A shares and to change its name to "Suramina Resources Inc."

Suramina’s registered office is located at Scotia Plaza, Suite 2100 40 King Street West Toronto, ON M5H 3C2 and its head office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, ON, M5H 3C2.

On completion of the Arrangement, it is anticipated that Suramina will be a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec. Application will be made to list the Suramina Shares (as hereinafter defined) on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained.

The following diagram illustrates the contemplated corporate structure of Suramina after completion of the Arrangement:

Business Overview

Suramina will be a mineral resource corporation engaged in exploring for, developing and acquiring precious and base metal properties primarily in South America. As a result of the Arrangement, Suramina will have a large portfolio of strategically located gold, silver and base metal exploration properties in central and southern Argentina and central Chile, most of which properties will be majority controlled by Suramina and will be held indirectly through what will be Suramina’s subsidiaries, Desarrollo de Prospectos Mineros SA and Minera Frontera del Oro SCM.

General Development of the Business

Principal Properties

General Introduction

Suramina will hold an indirect interest, through its subsidiaries, in a land package in Argentina and Chile encompassing over one million hectares and covering many key prospective gold and base metal regions in the central and southern part of Argentina and central Chile.

During 2006, drill programs were carried out by Tenke at the Josemaria, Vicuña, and Sillimanita projects located at the northern continuity of the El Indio Gold Belt in the Cuyo region of Argentina, approximately 60 kilometres north of the Veladero/Pascua gold deposit and at El Bagual, located in Patagonia 200 kilometres northwest of the Cerro Vanguardia gold/silver mine. During the second quarter of 2006, a drill program was commenced by Tenke at the Paramillos Project, but shortly thereafter was suspended due to a lobby against exploration in the area by a competing business. During the first quarter of 2007, drilling by Tenke occurred at a new porphyry target in Chile, east of Copiapo called Los Helados and drilling continued at Josemaria and Sillimonita. It is anticipated that new projects will be activated by Suramina as exploration progresses. Also during this period, drilling by Tenke commenced at a silver/lead/zinc property called Cerro Quadrado in Santa Cruz Province, Patagonia.

There are three main types of mineralization targeted at what will be Suramina’s various projects:

  Porphyry Au-Cu and high/low sulphidation bulk tonnage disseminated copper - gold mineralization (Josemaría, Vicuna, Los Helados and Las Flechas Projects)

  Low sulphidation gold vein, silver and base metal systems (San Juan, Patagonia and Tierra del Fuego properties)

  Porphyry copper/gold (Mendoza region properties)

It is anticipated that Suramina’s exploration programs in South America will be (as they were previously) carried out under the direction and supervision of J. Patricio Jones, PhD. and Craig Feebrey, M.Sc. Ph.D (Geology). Dr. Jones holds a Master of Science degree in geology from Witwatersrand University and a Doctorate from La Plata University. Information and results from the exploration programs carried out on Suramina’s properties will be (as they were previously) reviewed by Mr. Paul K. Conibear, P.Eng., President of Tenke, who is a "qualified person" within the meaning of this term in National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101").

The information in this Joint Disclosure Booklet entitled, Josemaria Project, which is of a scientific or technical nature has been derived from the report entitled "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Messrs. John Nilsson, P.Eng. and Mario E. Rossi, Min. Eng., MSc., each of whom is a "qualified person" within the meaning of this term in NI 43-101. Copies of the report prepared by Messrs. Nilsson and Rossi are available on SEDAR at www.sedar.com under the Tenke profile.

La Rioja And San Juan Province And Chilean Projects

Josemaría Project

Property Description and Location

The Josemaria Project is Suramina’s most advanced project in Argentina. The Josemaria Project is located near the northern limits of Iglesia department in northern San Juan province, northwest Argentina, at elevations ranging from 3,900 to 4,700 metres above sea level. The project is included in a larger property package referred to as the Lirio Properties, which surround the Batidero Property and are adjacent to the Vicuña Property. The entire property group comprises approximately 12,900 Ha.

During mid-2003, Tenke finalized an agreement to obtain 100% ownership of the Lirio Properties. Principal terms of the earn-in agreement between Desarrollo de Prospectos Mineros S.A.

("Deprominsa"), and the current underlying property holders include an initial payment of US$23,000 and staged payments aggregating US$790,000 between 2003 and 2009. In the event a mine is put into production, the underlying property holders are entitled to receive a 0.5% Net Smelter Return and an additional US$2 million within six months following the second complete year of mine operations.

The Josemaría Project is a newly discovered Au-Cu (Mo) porphyry system, controlled by the interaction of regional NNE and WNW fracture systems, and hosted in andesitic to dacitic volcanic units of middle Tertiary age. The system is bounded on the west side by an advanced argillic, epithermal system, which seems to be a retrograde late event as a result of magmatic fluid remobilization along a NNE fault corridor. Josemaria is characterized by disseminated sulphides, mineralized quartz veinlets and some sulphides on fracture surfaces hosted within a granodiorite to quartz diorite intrusive. Mineralization occurs as pyrite, chalcopyrite and bornite, disseminated and in quartz veinlets, with chalcocite, pyrite and chalcopyrite on fracture surfaces.

Based on 13,697 metres of reverse circulation and diamond drilling at the project, during the 2003-2004 and 2004-2005 field seasons, Josemaria has an inferred resource of 374 million tonnes at 0.40% TCu and

0.29 g/t Au at a 0.30% Cu cutoff. Reference is made to the report entitled "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Messrs. John Nilsson, P.Eng. and Mario E. Rossi, Min. Eng., MSc. (the "Josemaria Project Report"), in accordance with NI 43-101, a copy of which is available on SEDAR at www.sedar.com under Tenke’s profile.

An update of the NI-43-101 will be completed in 2007.

Accessibility, Climate, Local Resources and Infrastructure

The Josemaria Project area is accessible during the period September through May each year, via dirt roads from the towns of Guandacol and Jagué in La Rioja Province. Both these localities, served by national paved roads, are 165 and 185 km respectively by road from the Josemaria Project. Both these towns are rural with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids. The Josemaria Project is served by a 70 man camp, located at the Pirca de Bueyes Creek, some eight km to the SSE. Logistic support is based out of the city of San Juan, San Juan Province, approximately 10 hours drive from camp by four-wheel drive pick-up.

The climate is cold and windy, typical of the high Andes. Elevation of the property ranges from 3900 to 4700 metres above sea level. Terrain varies from broad flat alluvial planes one km or more in width, to rounded ridges and peaks of varying steepness. Colluvial cover thickens on lower slopes.

The primary exploration field season runs from October to April, however once a significant discovery is made, it is possible to maintain site activity throughout the winter through provision of adequate snow removal equipment and other normal winter program measures.

History and Previous Work

Previous work on the Lirio Properties has been limited to regional reconnaissance and there have been no significant exploration projects previously on this land position. The discovery of the mineralised system occurred during the 2002-2003 exploration season by following anomalous talus geochemistry (Au-Cu-Mo) from the neighbouring Batidero Property to the northwest. The alteration (epithermal) system, located on the west flank of the porphyry called attention to several exploration crews before, but systematic sampling and/or geological mapping was not done at the property. The first study of such kind resulted in the identification of the concealed porphyry target by Tenke’s geologists in early 2003.

Geology

The oldest known rocks in the Josemaría area outcrop in the north and west and are medium grained granites and granodiorites believed to correspond to the Permian-Triassic Carnerito Formation of the Choiyoi Group. In the central zone area are porphyritic flows of andesite-dacite composition possibly equivalent to the Tillito Formation of the Doña Ana Group. These rocks are intruded by medium to coarse grained, porphyritic granodiorites. Pyroclastics of dacitic to andesitic composition are positioned sub-horizontally above the andesitic flows. Crowning the previous sequence are volcanic sequences of basaltic to andesitic composition.

Intensely silicified, hydrothermal breccias outcrop in various parts of the property. Some of these outcrops are elongated along a NNE orientation. They contain strongly silicified clasts and matrix, vugs of iron oxides and native sulphur. Near the central zone, a series of three hydrothermal breccias have been mapped forming a line, spacing the breccia outcrops at 1000 m and oriented at approximately ESE. Two of the outcrops are elongate in a NNE direction. Tectonic breccias are also reported on the property. Some of these appear to be associated with a low angle fault(s). Toward the south is a sequence of pyroclastic andesites, fresh to sub-propylitic, in contact with a volcanic breccia containing an andesitic matrix.

Strong lineaments grouped in WNW-ESE and NE-SW orientations cross the area. Five principal structures of regional faulting have been identified. Three have WNW-ESE orientation while the remaining two are oriented NE-SW. These structures connect the majority of colour anomalies and mineral occurrences in the area. A further N-S feature dividing the Eastern and Western Blocks is terminated and possibly translational between the WNW and NE oriented groups.

A low angle fault that reaches surface is the southeastern upper contact of the central zone granodiorite. It dips between 25º and 35º SE and is believed to wrap around to the Batidero property side of the mountain hosting Josemaría. Basaltic-andesitic volcanics above the thrust are fresh to weakly altered (propylitic) in contrast with more strongly altered units (phyllic to potassic) immediately below.

Alteration was mapped by LANDSAT imagery and by later groundwork. Potassic alteration is predominantly associated with quartz diorite intrusive in the core of the central Josemaría zone; seen in outcrop, trenches and core. This alteration is characteristic of the centre of porphyry intrusive systems. Late phyllic overprinting can result as the hydrothermal system winds down. Five mineral assemblages, identified using PIMA, are consistent with an argillic alteration suite: smectite-kaolinite-illite (Sm-Kao-Ill), smectite-halloysite (Sm-Ha), smectite-illite-silica (Sm-Ill-Si), smectite-illite (Sm-Ill) and smectite-halloysite-illite (Sm-Ha-Ill). These are interpreted as more probably associated with high-sulphidation epithermal systems in Batidero and possibly as late-stage overprinting associated with porphyries in Josemaria. Argillic alteration is predominately associated with andesite flows that host quartz veins, and in hydrothermal breccias hosted by the andesite porphyry. Three mineral assemblages identified are consistent with advanced argillic alteration: kaolinite-diaspore (Kao-Dia), alunite/alunite-quartz (Al/Al-Qz) and alunite-kaolinite (Al-Kao). This type of alteration is well developed west of the central zone and also affects the andesites and hydrothermal breccias south of the central zone. Silicic alteration, silicification and opaline quartz, has been observed in hydrothermal breccias on or near Josemaría. The silicification commonly occurs as pervasive replacement by opaline quartz in the dacites-rhyodacites. Propylitic alteration occurs regionally within this part of the Frontal Cordillera. It is locally associated with a smectite-chlorite-illite ± pyrite-carbonate (Sm-Chl-Ill) suite.

Josemaría is similar to porphyry mineralised systems found in the Maricunga belt. It is characterized by disseminated sulphides, mineralised quartz veinlets and some sulphides on fracture surfaces hosted within a granodiorite to quartz diorite intrusive. Pyrite, chalcopyrite and bornite are noted as disseminated and in quartz veinlets with chalcocite, pyrite and chalcopyrite are reported on fracture surfaces. Disseminated magnetite is described as is occasional epidote. Specular hematite and magnetite are noted in quartz veinlets in the intrusive.

To the west of the central zone there are indications of a NNW trending quartz-alunite zone. This is distinguished both by a change in alteration style and geochemistry (significant increase in Au/Cu ratio). Two of the four vein styles found in a Maricunga-style system have been tentatively identified at Josemaría. These two styles are the late stage, D-type veins (pyrite with minor quartz and quartz-sericite-pyrite haloes and local tourmaline) and quartz-alunite ledges. Some elevated gold values are reported with quartz-alunite suggesting that they are late stage quartz-alunite ledges, not the early stage, barren, quartz alunite ledges also found in Maricunga Belt systems. The quartz-alunite to the WNW of the central zone is quite close to what is believed to be the core of the system. The style of mineralisation seen at Josemaría tends to be continuous, forming roughly bulbous shapes.

Exploration Activities

Five field seasons have been completed by Tenke that include significant work at the Josemaría Project.

Work during the 2002-2003 field season was a component of a larger program at the Batidero property. The grid established on Josemaría is a continuation of the grid used on Batidero. Systematic talus-fines sampling was carried out across part of the central zone and peak areas of the property and 16.68 km of CSAMT was surveyed. Two trenches, following road cuts, were sampled over 3m intervals whenever possible. Trench 1 (T1) returned 109.2m of 0.36 ppm Au (including 69m of 0.408 ppm Au), 0.22% Cu (including 46.2m of 0.34% Cu) and 57 ppm Mo while Trench 2 (T2) returned 148.5m of 0.174 ppm Au, 0.17% Cu and 11.35 ppm Mo.

The 2003-2004 field season saw further detailed mapping and talus-fines sampling. Chip sampling was almost entirely confined to trenches constructed in road cuts. Trenches T1 and T2, started during the previous season, were extended and three additional trenches were added in this area – T4 and T5 oriented roughly E-W and T6 oriented N-S and connecting T1, T2 and T4. The extension to T1 was for a total of 41m of which 30m averaged 0.65% Cu, 0.25 ppm Au and 53 ppm Mo. Trench T1-W over 78m averaged 0.22% Cu, 0.43 ppm Au and 35 ppm Mo. Trench T2 was extended for approximately 79m with 48.15m averaging 0.30% Cu, 0.26 ppm Au and 33 ppm Mo. Trench T4 runs for approximately 65m of which 48.6m averaged 0.28% Cu, 0.19 ppm Au and 25 ppm Mo. Trench T6 runs for 545m over which it averages 0.27% Cu, 0.26 ppm Au and 33 ppm Mo. Trench T5 was sampled over 25m of which 10m returned 0.27% Cu, 0.13 ppm Au and 28 ppm Mo. A 30.45 line-km program of ground based magnetics used the existing talus sampling grid. There was a close correlation between the magnetic results and the Cu-Au-Mo geochemical anomaly identified in talus and trenches during 2002-2003. An IP-resistivity program was conducted on nine lines.

A total of 3,475m of reverse circulation drilling were conducted in ten holes that discovered a significant new gold-copper mineralised zone. The discovery hole, the first hole drilled on the project, returned 280 metres of 0.51 g/t Au and 0.61% Cu and is open at depth with increasing copper grades. The final hole of the season (JMR 10) returned the best intercept of the program including 350 metres of 0.58 g/t Au and greater than 0.55% Cu. Nine out of ten holes focused on testing the central zone intersected significant gold and copper mineralisation. Samples were taken every two metres for multi-element geochemical analysis by ALS Chemex.

The first phase of drilling outlined a mineralized zone that extended 400 metres in a north-south direction by approximately 300 metres east-west along the faulted contact between an advanced argillic zone and a porphyry setting hosted in upper Tertiary volcanics and porphyritic sequences of the Doña Ana Group. The zone is within the larger main geological-geochemical anomaly that extends over an area greater than six square kilometres.

The 2004-2005 field season, consisted of geologic mapping, talus sampling and ground magnetics with the primary focus being drilling. Thirteen talus sample lines were completed to infill a number of areas at Josemaría and to extend further south onto the Batidero property. In addition, an infill and southern extension magnetic survey was conducted by Quantec Geoscience Argentina S.A. Several previously unknown magnetic features along the southern edge of Josemaría and extending onto the Batidero property were located.

Twenty-one reverse circulation holes (JMRC11 – JMRC 31) totaling 11,291m and five diamond drill holes (JMDH 01 – JMDH 05) totaling 2,405m tested to depths of 444m and 520m respectively, during the second phase of drilling. The primary objective of this program was to test the continuity of the porphyry system in several different directions. Significant intercepts include: 308 meters of 0.44 g/t Au and 0.52% Cu, including 24 meters of 0.63 g/t Au and 0.78%Cu (JM RC-13); and 513.35 meters of 0.40 g/t Au and 0.38% Cu, including 360 meters of 0.44 g/t Au and 0.40% Cu including 151 meters of 0.54 g/t Au and 0.46% Cu (JM DH-03). Hole JMRC 27 expanded the mineralized zone significantly to the northwest and returned 364 metres of 0.47% copper and 0.34 grams per tonne gold starting at 56 metres of depth. The last 36 metres of this hole contained 0.90% copper and 0.40 grams per tonne gold.

During the 2005–2006 field season, the focus of the drill program was to test the mineralised zone at depth. Both diamond drill holes were completed to a length of 850m. IP-resistivity and magnetic surveys were completed to the north of Josemaria, continuing on to the El Potro property and over the Sillimanita target.

The 2006-2007 field season included 6.092m of RC drilling and IP-resistivity and ground magnetic geophysical surveys.

Drilling

Forty-eight reverse circulation holes (JMRC1 – JMRC 30, JMRC 32, JMRC 48, AP DDH 06) and seven diamond drill holes (JMDH 01 – JMDH 07) totaling 25,139 meters have been have been completed over four drill campaigns.

The resource calculation, completed after the first two phases of drilling, is based upon the results of 34 drill holes. Ten reverse circulation holes (3475 m) were completed during the 2003-04 season and a second phase of drilling of 20 reverse circulation holes (7822 m) and 5 diamond drill core holes (2406 m) was performed in the 2004/2005 season to establish depth and size.

As a result of the combined reverse circulation and diamond drilling, the main Josemaria mineralized zone was extended to approximately 800 metres north-south by 400 metres east-west. A higher grade zone of approximately 450 metres (north-south) by 250 metres (east-west) exists comprised of a sulphide core (bornite-chalcopyrite) that in places has a two to three fold increase in copper grades compared to overall hole averages, along with higher gold grades associated with intense quartz veining. Mineralization at Josemaria is still open at depth and to the west.

The Josemaria Project Report estimates, at a 0.30% Cu cutoff, an inferred resource of 374 million tonnes with a grade of 0.40% TCu and 0.29 g/t Au for Josemaria.

Josemaría Model, Inferred Resources
TCu Cutoff	Million tons	TCu Grade	Au Grade
(%)	above TCu cutoff	(%)	(g/t)
0.2	692	0.33	0.25
0.3	374	0.40	0.29
0.4	131	0.52	0.35
0.5	60	0.61	0.37
0.6	26	0.70	0.38
0.7	10.2	0.80	0.38
0.8	3.7	0.89	0.37

The effective date of the above estimate is January 23, 2006. The Josemaria resource block model was defined as a single-size block model that encompasses the area of interest. The block size chosen was 25 x 25 x 15m, intended to reflect the drill hole spacing available and generally accepted practices used to model large, Cu-Au porphyry deposits. Grades were estimated using ordinary kriging and correlogram models and extensive graphical validation was completed.

The 2005-2006 program of step out and deep drilling was conducted to expand the resource size and to pursue the potential of a deep-seated core to the deposit. Mineralization in excess of 800 metres from surface was encountered within the area of the previously delineated resource, nearly doubling the depth of previous drilling. A step out drill hole to the northwest also encountered deposit average grade mineralization further expanding Josemaria's size potential.

Sampling of talus fines carried out by Deprominsa used a compositing method that results in samples representative of 100m along the sampling line. Talus fines were collected as composites of 10 sites located at 10m intervals, centred if possible, on a 100m line station. Each sample was named for the station at the midpoint of the sample sites (between 5 and 6). Component samples of 100 to 200g were taken typically between 30 and 40cm depth and above the ferruginous duricrust. Each component was dried and sieved to #10 mesh size. An equal amount of each component sample was then combined and homogenized by shaking the sample bag before shipping to San Juan for pickup by ALS Chemex.

Chip sampling followed conventional methods of following as close to the centre line of the sample as practical. Samples were chipped not cut. The majority of chip samples were taken along road-cut type trenches. Sample width was kept constant within each trench as much as possible.

Both reverse circulation (RC) and diamond drill core (DDH) was completed at the Josemaria Project. The entire length of the holes were carefully logged, on a systematic 2m interval in the case of RC and on a systematic 1m core length in the case of the DDH holes.

RC Chips were collected at the drill in large sacks weighing about 40kg. These were taken to the camp where they were weighed and run through a quartering and homogenizing process using riffle splitters that results in a 5kg split for shipment to the lab. Representative samples were retained as a geological record of the hole and for re-assay.

The core intervals were split in half by saw with one half being submitted for assay and the balance being stored in San Juan for reference. Also, from the saved one half core, samples were taken for density measurements.

No geologic breaks dictated breaks in the uniform 2m (RC or 1m (DDH) sampling, which is appropriate for a bulk tonnage, low-grade deposit. HQ diameter core was drilled to provide adequate sample weights. The average weight of a half core sample for a 2m interval is 8.0kg, and therefore a significant weight that provides for sample preparation and assaying. Samples were prepared for shipping to San Juan in the Batidero Camp. The details of each shipment, including the name of the driver were recorded before being transported by Deprominsa personnel to the San Juan office. ALS Chemex picked up the shipments at the San Juan office and was responsible for their transport to Mendoza. GeoSystems International visited ALS Chemex’s sample preparation facility in Mendoza, was responsible for preparing the sample pulps for Deprominsa S.A.’s projects. The pulps were sent by truck to La Serena for assaying.

The project used ALS Chemex for geochemical analysis and assaying. ALS Chemex complies with ISO 9001:2000 and ISO 17025:1999 in its internal quality system. Sample preparation work was performed by ALS Chemex in their prep lab facility in Mendoza, Argentina while the analytical work was performed in their laboratory in Santiago, Chile. All samples were logged into ALS Chemex tracking system, weighed and dried at 60°C. Preparation of RC chip, trench chip or cut core samples was by crushing so better than 70% of the crushed sample passes through a -2mm mesh. A 250g split was taken and pulverized to better than 85% passing through a 75 micron screen. The -75 micron fraction was dry screened to -180 microns (equivalent to -80 mesh) and both fractions were retained (PREP-31 and SCR-41).

Talus fines were dry sieved to -180 microns and both fractions were retained (SCR-41).

Gold was then determined by fire assay with AAS finish on a 50g sample (Au-AA24). The detection limit and range of this method is 0.005 to 10 ppm Au.

The sample was also digested using a HF-HN03-HC104 acid digestion, HCI leach and finished using ICP-AES for 27 elements. In addition, Hg was determined using an Aqua Regia digestion and cold vapour AAS.

The computerized database was spot-checked against the laboratory certificates, which were issued as digitally-signed Acrobat PDF documents, as well as paper certificates. The overall integrity of the database was deemed reasonably good or very good.

Cursory checks of the assay values stored in the database against the official laboratory certificates suggest that errors are only minor and well within the industry standards. This check was made for Au and TCu grades only.

Several statistical analyses were carried out to describe mineralization within the zones defined. All features described were by Deprominsa geologists and corresponded to the elements described above. The computerized models were all surfaces, with the exception of the outer limits of the deposit, represented by the two NW-SW trending faults (one to the south, the other to the north) and the westernmost limit, represented by the surface contact of the advanced argillic alteration, projected sub-vertically. These sets of strings were converted into a three-dimensional solid, to allow for selection of blocks and data within.

Two-meter long composites were obtained from the original assay data and coded using the modeled geology as being above or below the thrust fault (SEV, or volcanic Sequence) and above or below the leach cap (LIX). Also, RC-06 was left out of the database because it is entirely located to the North of the northern NW-SE fault limiting the deposit.

The composite length was chosen mostly due to the lack of data available, which also hampers any more detailed study that could be used to justify the composite length chosen. Length regularization was the primary objective of compositing. A 2m composite was accepted as a compromise between the amount of data available for estimation, an adequate regularization given the potential mining selectivity considerations and estimation quality. The overall low variability of the Au and TCu grade distributions made this decision less consequential.

A minimum composite length of 1.0m was retained for the final estimation database. This is in part due to common practice in industry (50% of nominal composite length is the most accepted threshold), but justified also by the poor correlation observed between the Au and TCu grades and the original sample interval length.

There were three zones that were defined to control grade estimation within the mineralized volume including the main mineralized zone (MZ), the leached cap (LIX) and the volcanic (SEV) sequence (as determined by the low-angle fault described elsewhere). The LIX and SEV zones were estimated as separate domains. The remainder of the composites were assigned to MZ volume (intrusive complex).

Correlograms were run on the original samples for both TCu and Au, without separating estimation domains. The spatial continuity estimator chosen was the correlogram, which was shown in previous work to be more robust with respect to drift and data variability, allowing therefore for a better estimation of the observed continuity.

Correlograms were run on two of the estimation domains defined (SEV and LIX) using the 2m composites, despite the fact that few data may mean fewer more robust functions to model. However, given the lack of consequence of both the LIX and SEV zones to the overall resource model, specifically was preferred instead of robust.

The main conclusions and observations obtained from variography are:

1.

Overall correlations are in the same order of magnitude as expected for this type of deposit, between 100m to 200m for about 50% to 70% of the total variance. General directions of continuity are N-W for the first structure and N-S to N-E for the overall model. In some cases, and in particular for Au and considering the first structure, there is good continuity down dip, although rarely as good as the along-strike continuity.

2.

Generally, the TCu and Au spatial correlations are similar, particularly as they relate to the overall spatial distribution. However, there are differences that may be significant, since they suggest a stronger structural control (sub-vertical) for the shorter-range correlations in the case of Au.

3.

In the sub-horizontal plan, the first structures tend to exhibit a NW-SE trend, which corresponds to a district-wide structural system, while the longer-ranges appear to correspond to a different district-wide system, oriented more N-S to NE-SW.

The upper portion of the model was truncated with the existing topography. The northern and southern most limits were defined by two NW-SE trending faults or contacts. The western edge was defined by the sub-vertical advanced argillic contact.

It should be noted that estimates of resources do not have demonstrated economic viability. There are no known environmental, permitting, legal, title, taxation, socio-economic marketing and political or other relevant issues that may materially affect the resource estimates; however, other relevant factors that may materially affect the resources, including mining, metallurgical and infrastructure are not yet known.

Geological mapping, geophysics and geochemistry evidence lead to drilling on the Josemaria Project. Extensive graphical validation was completed on the block model which checked the reasonableness of the estimated grades, based on the Kriging plan and the nearby composites, checked the estimated blocks carry the envelope and oxide/sulphide codes as interpreted and modeled and that topography was properly accounted for.

All mineralization was estimated as a single unit as it is too difficult and uncertain to separate mineralized areas that respond to different geologic controls. Further re-logging and interpretative work are needed to update the geologic model. Issues such as lack of down-hole measurements and unlimited quality/quantity assurance also restrict the confidence on the information used to estimate the resource.

The most important observations are:

1.	The overall resource at a 0.3% Cu cutoff is inferred at 374 million tonnes with a 0.40% TCu and 0.29 g/t Au grades. All resources have been classified as inferred.

2.

The amount of resources above cutoff drops rapidly for higher cutoffs. There are approximately 240 million tonnes estimated within the 0.3% to 0.4% cutoff grade class. The grades above the 0.4% cutoff are 0.52% TCu and 0.35 g/t Au, respectively.

3.

The grades in the slightly enriched zone are being mixed with the lower grades of the primary mineralization. An improved geologic model that allows separation of the two (or more) zones should help in defining slightly higer grades in the upper portions of the deposit.

Completed during 2005/2006 were 1,418 meters of diamond drilling and 458 meters of reverse circulation drilling. The table below summarizes the drill results.

2005/2006 Exploration Season Highlights
Hole	From (m)	To (m)	Interval (m)	Au (g/t) Cu %

JM RC 32	0	176	176	0.370	0.400
incl	42	176	134	0.380	0.520

AP DDH 06	0	282	282	0.268	0.265
incl.	0	72	72	0.413	0.177
and incl.	170	184	14	0.451	0.430
and incl.	186	204	18	0.299	0.490

JM DH 06	282	568	286	0.100	0.161
incl.	290	300	10	0.330	0.510
and incl.	316	327	11	0.286	0.458
and incl.	364	386	22	0.169	0.261
and incl.	453	535	82	0.138	0.192

JM DH 07	0	850	850	0.235	0.294
incl.	32	70	38	0.209	0.463
and incl.	147	152	15	0.300	0.289
and incl.	190	439	249	0.431	0.443
and incl.	533	554	21	0.190	0.318
and incl.	568	607	39	0.162	0.313
and incl.	692	702	10	0.183	0.327
and incl.	713	739	26	0.170	0.303

The fourth season of drilling during the 2006-2007 field season, completed a 6.092 m of reverse circulation drilling. New areas of disseminated mineralization of similar grades and depths were encountered extending the northwest boundary of the previously defined resource.

It is anticipated that an update of the NI 43-101 mineralized resource will be completed over the next few months and initial scoping evaluations will be performed.

The best results from the 2006/2007 season are shown in the attached table.

JOSEMARIA DRILL RESULTS- SEASON 2006-2007
	Final depth	Mineralized interval
DRILLHOLE	(m)	(m)	From (m)	To (m)	Au (g/t)	Cu (%)
JMRC_032*	397.00	397.00	0.00	397.00	0.32	0.37
	Including	262.00	42.00	304.00	0.35	0.44
	Including	150.00	42.00	192.00	0.38	0.51
JMRC_033	400.00	400.00	0.00	400.00	0.35	0.34
	Including	188.00	36.00	224.00	0.46	0.41
	Including	96.00	128.00	224.00	0.52	0.50
	Including	22.00	4.00	26.00	0.52	-
JMRC_034	400.00	400.00	0.00	400.00	0.34	0.40
	Including	204.00	122.00	326.00	0.46	0.53
	Including	122.00	204.00	326.00	0.53	0.62
JMRC_035	420.00	420.00	0.00	420.00	0.22	0.29
	Including	138.00	120.00	258.00	0.28	0.39
	Including	82.00	176.00	258.00	0.30	0.44
JMRC_036	400.00	400.00	0.00	400.00	0.20	0.19
	Including	10.00	144.00	154.00	0.27	0.40
	Including	74.00	0.00	74.00	0.35	0.20
JMRC_037	384.00	384.00	0.00	384.00	0.20	0.20
	Including	16.00	120.00	136.00	0.21	0.48
	Including	20.00	184.00	204.00	0.30	0.34
JMRC_038	420.00	390.00	0.00	390.00	0.14	0.22
	Including	116.00	250.00	366.00	0.14	0.33
	Including	56.00	264.00	320.00	0.16	0.35
JMRC_039	432.00	432.00	0.00	432.00	0.27	0.35
	Including	258.00	120.00	378.00	0.32	0.46
	Including	118.00	190.00	308.00	0.30	0.52
JMRC_040	427.00	427.00	0.00	427.00	0.16	0.28
	Including	279.00	148.00	427.00	0.20	0.33
	Including	102.00	178.00	280.00	0.23	0.40
		no significant
JMRC_041	391.00	intercepts
		no significant
JMRC_042	150.00	intercepts
		no significant
JMRC_043	436.00	intercepts
		no significant
JMRC_044	204.00	intercepts
		no significant
JMRC_045	400.00	intercepts
JMRC_046	400.00	12.00	130.00	142.00	0.31	0.32
		no significant
JMRC_047	283.00	intercepts
		no significant
JMRC_048	324.00	intercepts

* Complete results – partial results previously reported (May 11, 2006)

Vicuña

Property Description and Location

The Vicuña Project encompasses the Los Caballos property and the Vicuña Concina property, which together (approximately 13,200 Ha) give a continuous extension of what will be Suramina’s land position from the Batidero and Josemaria properties and west across to the Chile-Argentine border. The Vicuña Project is accessible from both Chile and Argentina. Roads provide ready access to the entire project area, from both north and south, along the international border.

On September 15, 1999, Tenke entered into formal option agreements with Phelps Dodge Corporation (successor corporation to Cyprus Amax Minerals) ("Phelps Dodge"), Cameco Gold Inc. ("Cameco") and Westward Explorations Ltd. ("Westward") to acquire a 100% interest in the Vicuna exploration concessions through a multi-year earn-in arrangement, consisting of minimum annual expenditures and the staged issuance of shares in the capital of Tenke to each of Phelps Dodge, Cameco and Westward.

As of December 31, 2001, Tenke had fulfilled its commitments to Cameco/Westward and earned a 100% interest in the Cameco/Westward concessions forming part of the Vicuna Project (Los Caballos). Tenke subsequently dropped the Chilean and Argentine portions of the Vicuna project that had been optioned originally from Cyprus (Concina).

In late 2002, Tenke was able to re-establish a portion of the Argentine property position from the underlying landowner (Concina) on new terms whereby Tenke could and after completion of the Arrangement, Suramina can acquire an initial 60% ownership interest in the property by making minimum exploration expenditures of US$100,000 and cash payments of US$550,000 to the landowner over five years, i.e. June 30, 2007. Following the initial earn-in period and at any time up to June 30, 2008, after completion of the Arrangement, Suramina may acquire an additional 15% ownership interest in the property in consideration for a cash payment of US$250,000 and may acquire the remaining 25% interest at any time up to December 30, 2009 in consideration for the sum of US$750,000. Suramina will also be required to make a final payment to the landowners of US$1.1 million within 30 months of plant startup.

In November 2004, Tenke entered into a joint venture agreement with Japan Oil and Gas Metals Corporation ("JOGMEC"), a Japanese government company. Pursuant to the agreement, JOGMEC has agreed to invest US$5 million over four years to earn a 40% interest in the Vicuna Project (including the Los Caballos and Concina properties, as well as certain other neighboring properties in San Juan and La Rioja Provinces in Argentina and staked ground along both sides of the border with Chile).

The Federal Law for Environmental protection passed in 1995 governs work carried out at Vicuna. The Vicuña project has presented a prospection-exploration environmental impact report to the Mining Department of San Juan Province, which is the governing entity, as required.

After continuous exploration for some seasons, the Vicuña Project can be classified as an extensive porphyry cluster (dioritic to microdioritic) with overimposed sections of epithermal (high sulphidation) systems, which are telescoped along regional NNE and WNW fracture systems. Overall copper and gold anomalous geochemistry is controlled by paths of intensive porphyry alteration (potassic and phyllic) as well as epithermal events, along the margins of the main intrusive systems. The development of the epithermal systems and the related circulation and mixing of meteoric and magmatic fluids has also resulted in exotic copper mineralization that is correlated with gold and silver oxide mineralization. Besides the Filo del Sol and Cerro Vicuña main targets, several other areas have been found to contain gold and copper in talus surveys.

Accessibility, Climate, Local Resources and Infrastructure

The Vicuña Project area is accessible through a series of dirt trails from the Pirca de Bueyes creek zone (Batidero Camp) along the southern portion of the project, specifically along the Mogotes Creek. Also, another trail system, allows access to the northern portion prospects, along the Rio Blanco.

Regionally, the Vicuña Project area is accessible during the period September through May each year, via dirt roads from the towns of Guandacol and Jagué in La Rioja Province. Both these localities are tied to the national paved road grid, at distances 180 and 200 km respectively from the property. Both these towns are rural with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids.

The Vicuña region is comprised of rugged and high topography. Elevations at the project range between 4800 and 5500 metres above sea level. There are numerous steep +30º slopes, although the center and northern part of the project has some areas with rolling hills. The elevations at Vicuña are high, but there are large open valleys on both sides of the border that have ample space for processing facilities at more reasonable altitudes.

Geology

The Vicuña project occurs in the relatively unexplored "gap" between the two major gold belts along the Chile/Argentina border - the Maricunga Gold Belt to the north and the El Indio Gold Belt to the south. The geology of the gap area was poorly known until the mid-1990s when private sector exploration began to map and describe the regional geology. The Maricunga Gold Belt is 200 km long (from 26º to 28º) and ~30 km wide and contains at least 14 major prospects, including three operating mines and two substantial idle resources (Marte/Lobo and Aldebaran). The belt is comprised of a series of variably eroded stratovolcanos with associated dome fields ranging in age from 32 to 5 Ma (Vila and Sillitoe, 1991).

There are two major types of ore deposits in the region, "gold porphyry" deposits (of which several are cupriferous) and epithermal deposits. The gold porphyries are essentially high-level diorite / quartz-diorite porphyry systems of sheeted veins in the cupolas of shallow-injected stocks. These porphyries are the predominant deposit type in the Maricunga Belt. They are associated with potassic and sheeted silicic alteration, where the majority of the gold is contained within the veinlets. The sulfides in these deposits are predominantly pyrite, with only minor chalcopyrite, bornite, and molybdenite. The porphyry systems commonly have a halo of argillic alteration with associated pyrite. Several also have epithermal caps and/or epithermal alteration telescoped down onto the porphyry (i.e. Caspiche). The upper portions of some of these porphyry systems probably had their potassic core destroyed by late epithermal alteration (or argillic alteration). Ages of the Maricunga porphyry systems range from 23 to 12 Ma.

Jannas, et al. (1999) documented four basic types of high sulphidation epithermal gold-silver deposits in the El Indio belt to the south: vein systems (El Indio), tectonic/ hydrothermal breccias (Tambo), stratabound (Esperanza of Pascua district, and parts of Pascua) and disseminated/structural (Pascua). It is now known that the Pascua and nearby Veladero deposits are essentially diatreme breccia complexes that have been mineralized, commonly with the best mineralization within the breccia complex. At Pascua 1/3 of the ore is within a diatreme complex, but 2/3 of the gold is within the breccia (Heberlein, 2000). The age of mineralization in the El Indio Belt is believed to be mostly in the range of 6-8 Ma (Jannas, 1999, Heberlein, 2000), although Jones et al. (1999) indicated the age of mineralization at Veladero is 14 Ma. Benet (1995) indicated there were two periods of alteration /mineralization in the El Indio / Valle de Cura belt.

The complex geologic fabric of the region is the result of a combination of Paleozoic through Triassic accretion along the continental margin, overprinted by subduction of the Nazca Plate beginning in the Jurassic. The central Andes' basement was assembled in the late Paleozoic by accretion of the Coastal Terrane, the Chilenia Terrane, the Precordillera Terrane, and the Arequipa-Antofalla Craton. By Jurassic time the central Andean magmatic arc had progressed eastward, implying a process of "tectonic erosion" (instead of the more typical development of a fore-arc prism and trenchward progression of the magmatic arc). These successive magmatic belts were commonly associated with, or succeeded by, back-arc basins in Argentina. The region was cut by a series of arc-parallel transpressive strike-slip faults that also become progressively younger to the east. The region began to be deformed by a series of NNE to N-striking reverse faults in the Eocene and pulses of this style of deformation continued until at least the Late Miocene. The modern volcanic arc of the central Andes began in northern Chile at 26 Ma (Jordan et al., 1989, Coira et al., 1982, 1993) after rupturing of the Farallon Plate and subsequent increase in the subduction rate during the Upper Oligocene. The Oligocene - Miocene Dona Ana Fm. volcanics are representative of the ~300 km long volcanic belt which runs from 26ºS to 29ºS along the Chile/Argentina frontier. This volcanic belt probably has progressed from north to south over time due to the effects of oblique subduction. These volcanics represent predominantly large, complex stratovolcanos of calc-alkaline to shoshonitic affinity.

The Maricunga - Vicuña - El Indio region has an anomalously shallow-dipping Benioff Zone, a feature that has been empirically tied to the most productive gold belts in the Andes. The shallowing of the subduction zone began ~ 20Ma, and continued until ~ 6 Ma when it reached the present angle of subduction. This phase is associated with important Au - Cu - Ag mineralization in much of the region (Mpodozis et al, 1995).

Exploration Activities

Exploration was carried out from September 2004 to April 2005 on the Vicuña Project area and its surroundings, pursuant to the joint venture agreement between Tenke and JOGMEC. Regional prospecting was carried out in areas located in the far SW of the Province of La Rioja, in the NW of the Province of San Juan and to the SE of Copiapó, in Chile. Selective programs of talus sampling on grids, lines and contour lines totaling 40 km, rock sampling, geological mapping, trenching and ground magnetics were undertaken over seven areas identified by Landsat colour anomalies. Of the seven targets examined, the Los Helados, Maranceles, Los Portones and Bermejo targets have been recommended for further exploration.

In the Cerro Vicuña sector, 30.4 km of IP-Resistivity and 29.4 km of ground magnetics were completed that was complemented by chip and talus sampling. The results indicated an extensive Au-Cu anomaly extending east and southeast of Filo del Sol and Cerro Vicuña. Strong magnetic anomalies over Cerro Vicuña indicated a typical porphyry system with flanks coinciding with epithermal "shoulders". Four of the five-hole 1,762 metre drill program were located at Cerro Vicuña (VRC-29 to 32) and one to the South of Filo del Sol (VRC-33).

Results for all five holes include:

VRC-29: 244 m @ 0.15 g/t Au; 0.15 % Cu (Partial)
VRC-30: 60 m @ 0.19 g/t Au; 0.10 % Cu (Partial)
VRC-31: 326 m @ 0.125 g/t Au; 0.10 % Cu
VRC-32: 362 m @ 0.065 g/t Au; 0.026 % Cu VRC-33: 374 m @ 0.25 g/t Au; 0.29 % Cu; 12 g/t Ag

includes 30 m (64-94) @ 0.42 g/t Au

58 m (30-88) @ 0.63 % Cu
26 m (110-136) @ 87.88 g/t Ag
20 m (360-380) @ 0.41 g/t Au; 0.40 % Cu

At Cerro Vicuña most of the holes intercepted a potassic core. Primary mineralisation, chalcopyrite and chalcocite, varies between 0.1% and 0.4% Cu. Secondary mineralization values reach 0.4% Cu in horizons of different thickness and wall lithology. VRC-33 was drilled between holes VRC-27 and VRC-20 south of Filo del Sol intercepting the Filo del Sol copper oxide mineralized zone.

The 2005/06 exploration season commenced in October. Geophysical surveys and talus sampling were undertaken at Los Helados and geophysical surveys at Filo del Sol. A deep drillhole at Filo del Sol (VRC-34) began on December 16, 2005 with a reverse circulation drill (to 250m) that was finished with a diamond drill (to depth).

The 2005/2006 exploration season focused on four areas: Filo del Sol, Maranceles, Portones and Anomaly 10 (Qda. Bermejo). A talus fine sampling program was carried out, covering approximately 10 line-km, followed by approximately 46 km of IP-resistivity and 40 km of ground magnetics. A 1,630 m reverse circulation drill program was completed with four holes at Filo del Sol and one at Maranceles. At Filo del Sol, 28.45 m of diamond drilling was performed as an extension to VRC-34 before operational problems were encountered and the hole suspended. Highlights from this Filo del Sol drill program follow:

2005/2006 Exploration Season Highlights: Filo del Sol

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %

VRC-34	0	250	250	0.24	0.23
incl.	108	250	142	0.36	0.39
incl.	100	178	78	0.56	0.52

VRC-35	0	324	324	0.48	0.29
incl.	40	50	10	0.46	0.03
incl.	110	130	20	0.37	0.22
incl.	196	238	42	0.32	0.82
incl.	244	262	18	0.77	0.67
incl.	268	292	24	1.80	0.35
incl.	278	324	46	1.18	0.25

VRC-36	0	400	400	0.35	0.38
incl.	62	74	12	0.61	0.20
incl.	100	120	20	0.20	0.98
incl.	182	196	14	0.22	0.86
incl.	298	400	102	0.51	0.31

VRC-38	0	456	456	0.33	0.27
incl.	2	24	22	0.84	0.01
incl.	172	198	26	0.33	0.31
incl.	228	356	128	0.46	0.40
incl.	244	272	28	0.64	0.76
incl.	420	456	36	0.36	0.44

During the 2006-2007 exploration season, JOGMEC expenditures on the property package were focused on two previously undrilled areas - Cerro Blanco and Los Helados projects and no work was performed on the Vicuna property targets.

Los Helados

Property Description and Location

The Los Helados target is located within 100% owned property (5280 Ha) claimed in 2004/2005, which are subject to an earn-in agreement with JOGMEC, in Chile along the Chile/Argentina border. The claim group is adjacent to what will become the property interests of Suramina in Argentina, namely Vicuña, Josemaria and Chola. Los Helados is located in the Atacama Province of northern Chile, with easy access from the city of Copiapó (2.5 hrs drive). The project is located several kilometers south of the leachable copper project called Regalito.

In November 2004, Tenke entered into a joint venture agreement with JOGMEC. Pursuant to the agreement, JOGMEC has agreed to invest US$5 million over 4 years to earn a 40% interest in the Vicuña Project (including the Los Caballos and Concina properties, as well as certain other neighboring properties in San Juan and La Rioja Provinces in Argentina and staked ground along both sides of the border with Chile).

The project area comprises Permo-Triassic granitoids that host a sequence of Cretaceous to Upper Tertiary intrusives, which have resulted in extensive alteration zones related to a calkaline series of porphyries. At Los Helados, a large geochemical anomaly (2.5 x 1.5 km) has overlapping anomalous Cu, Au and Mo talus geochemistry.

Accessibility, Climate, Local Resources and Infrastructure

The Los Helados target is accessed, between September and May, from Copiapó by highway C35, past Los Loros, La Guardia and Iglesia Colorada. The distance from Copiapó to the border is 170 km and requires 2.5 hours to drive. The Los Helados camp is located 18 km to west of the border.

Copiapó is the capital of the III Region of Atacama and of the province of Copiapó with approximately 150,000 inhabitants. Copiapó is also a service center for a rich silver and copper mining district.

Located in the front ranges of the Andes, the topography is rugged with elevations ranging between 4400 and 5000 metres above sea level.

History and Previous Work

From 2002 to 2004, Tenke expanded its mineral holdings in the region primarily through option agreements. However, during 2004 and 2005, Minera Frontera del Oro (MFdO) claimed an area in Chile of 5,280 Ha along the Argentine border continuous with the Vicuña, Josemaria and Chola properties. The area was claimed to cover targets generated by interpretation of satellite imagery and to provide continuous coverage of prospective geology across the international border. Prior work at the project was limited to regional reconnaissance.

Geology

In the vicinity of the Los Helados target, the Permo-Triassic basement is composed of granitoids of the Chollay Unit and rhyolite and andesite volcanics of the Pastos Blancos Formation of the Choiyoi Group. These lithologies have been intruded by Tertiary granodiorite and diorite porphyries, Vicuña complex intrusives and basalt dikes. Los Helados is marked by a dilation zone of high angle, inverse faults with dextral displacement. The alteration types observed includes: silicification, phyllic, argillic, and propylitic in a zone covering approximately 4.5 km2.

Exploration Activities

The 2005-2006 exploration season included geologic mapping and sampling, trench mapping and establishment of a talus sample grid, which was also used for geophysical surveys. The talus samples were collected at 226 stations (five, 20m samples per station) over five north-south and ten east-west lines that covered alteration zones interpreted from satellite imagery. Anomalous gold, copper and molybdenum geochemistry was returned by the sampling. The average gold assay was 0.121 ppm with a maximum value of 2.28 ppm. The samples also returned an average copper assay of 204.8 ppm with a maximum value of 1,695 ppm. The geophysical surveys consisted of 22 line-km of IP-resistivity and ground magnetics. The program generated two primary targets defined by the talus sample results and supported by the geophysics: Los Helados and La Herradura. The Los Helados target has maximum copper values associated with potassic altered porphyry.

The focus of the 2006-2007 exploration season was drill testing the geochemical and geophysical targets at Los Helados with approximately seven holes.

At Los Helados, a large geochemical anomaly (2.5 x 1.5 kilometres) has been defined by surface mapping and sampling showing overlapping Cu, Au and Mo talus values. This large geochemical anomaly also corresponds with a significant geophysical anomaly, both in ground magnetics and chargeability-conductivity which was the focus of an initial seven hole – 1,670 metre RC drill program during the recently completed high-Andes 2006/2007 exploration season.

Results of this first phase of drilling have indicated a large porphyry system with overlying epithermal zones. Mineralization and alteration are similar to the assemblages found at Tenke’s Josemaria Project several kilometers to the east. It is anticipated that further drilling will be done later this year for the Los Helados project. Highlights of the drilling at Los Helados are shown in the attached table.

Los Helados Drill Results

Hole#	Depth (m)	Interval (m)	From (m)	To (m)	g/t Au	% Cu

VRC 40	300	300	0	300	0.229	0.225
		12	60	72	0.624	0.370
including		18	220	238	0.243	0.310
		52	246	298	0.390	0.500

VRC 41	300	300	0	300	0.290	0.290
		12	42	54	0.489	0.390
		22	76	98	0.345	0.330
including		38	116	154	0.311	0.350
		54	168	222	0.436	0.370
		72	228	300	0.215	0.360

Yamiri – El Potro (the "Sillimanita Project")

Property Description and Location

The Sillimanita Project is located in the most southwestern corner of La Rioja Province, Gral Lamadrid department, four km north of the Josemaria Project on the north margin of Rio Blanco, Argentina. The project is located within the El Potro porphyry property that comprises over 8,000 hectares.

Deprominsa entered into an option agreement with Yacimientos Mineros Riojanos S.A. ("Yamiri") in April 2005 to acquire a 70% interest in the El Potro property. The agreement requires over all expenditures of US$2.8 million and cash payments totaling US$1 million over an earn-in period of five years. Upon earn-in, the parties will form a joint venture to finance further exploration in proportion to their respective interests. The agreement also provides that in the event a party is diluted to a 5% interest or less, its remaining rights will be converted into a 1% NSR, which can be purchased by the other party for US$5 million. In the event a decision to build is reached, Yamiri is entitled to receive a payment of US$1 million.

The Sillimanita Project is hosted in similar Permo-Triassic and Tertiary intrusive-volcanic complexes as the Josemaria Project. Strong potassic and phyllic alterations have been observed at the project, in line with similar geological rock and alteration assemblages at Josemaria. Previous sampling and initial geophysics have outlined a copper/molybdenum system, rich in stockworks with strong silicified and sulphide (molybdenite) veining, and a lateral silica cap.

Accessibility, Climate, Local Resources and Infrastructure

The Sillimanita Project area is accessible during the period September through May each year, via dirt roads from the towns of Guandacol and Jagué in La Rioja Province. Both these localities are tied to the national paved road grid, and are distant to the property 175 and 195 km respectively. Both these towns are rural with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids. The project is served by a 70 man camp, located at the Pirca de Bueyes Creek, some 12 km to the SSE. Logistic support is based out of the city of San Juan, San Juan province approximately 10 hours drive from camp by four-wheel drive pick-up.

The climate is cold and windy, typical of the high Andes. Terrain varies from broad flat alluvial planes one km or more in width, to rounded ridges and peaks of varying steepness. Colluvial cover thickens on lower slopes.

The primary exploration field season runs from October to April, however once a significant discovery is made, it is possible to maintain site activity throughout the winter through provision of adequate snow removal equipment and other normal winter program measures.

History and Previous Work

Previous work on the Sillimanita Project has been limited to regional reconnaissance and there have been no significant exploration projects previously on this land position.

Geology

The Sillimanita Project is hosted by Permian-Triassic Carnerito Formation granites and granodiorites of the Choiyoi Group with Tertiary intrusive-volcanic complexes. Strong potassic and phyllic alterations have been observed at the project. Sampling and initial geophysics have outlined a copper/molybdenum system, rich in stockworks with strong silicified and sulfide (molybdenite) veining, and a lateral silica cap.

Exploration Activities

The 2005/2006 exploration program undertook geologic mapping, collection of 351 talus samples from the Yamiri properties, with the majority from the El Potro properties, IP-resistivity and ground magnetic geophysical surveys and drilling at the Sillimanita target. The copper and molybdenum anomalies were refined and expanded by the results. In addition to providing coverage of the Sillimanita target, the IP-resistivity and magnetic survey coverage was extended southward to provide continuity with surveys at the Josemaria project. The four hole drill campaign consisted of three reverse circulation holes totaling 1130 m and one diamond drill hole of 494.45 m.

2005/2006 Exploration Season Highlights

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %

SRC 01	0	353	353	0.030	0.104
incl.	4	40	36	0.059	0.383

SRC 02	0	400	400	0.010	0.059
incl.	294	302	8	0.007	0.281

SRC 03	0	377	377	0.012	0.199
incl.	62	90	28	0.032	0.388
incl.	192	200	8	0.018	0.395
incl.	264	278	14	0.019	0.593
incl.	310	320	10	0.010	0.359

SDDH-01	0	494.45	494.45	0.019	0.124
incl.	39	55	16	0.037	0.324
incl.	117	124	7	0.047	0.332

The 2006/2007 program comprised additional geophysics and drilling of a gold talus anomaly to the W-SW of last season’s drilling. Recent anti-mining legislation in LaRioja Province has since caused a suspension of work on these properties until a better resolution is reached with the government.

Las Flechas Project

Property Description and Location

In March 2004 Tenke entered into an agreement with Viceroy Exploration Ltd. ("Viceroy") pursuant to which Tenke could acquire a 75% interest in the Las Flechas Project through pre-agreed minimum annual exploration expenditures aggregating US$4.5 million over 5 years. In mid 2006 Tenke signed an agreement with CVRD to enable them to earn a 52.5% interest by investing $7 million on the Las Flechas and TNR Northern Properties over a four year period.

The Las Flechas Project comprises nearly 30,000 hectares at a mean elevation of 4,200 metres above sea level, is located in the Iglesia Department, northwestern San Juan Province, Argentina. The project is 7.5km south of the Vicuña Project, 34 km south of the Batidero Property and is bound to the west by the Chilean border. The Las Flechas project is located 50 km NE of the Veladero and Pascualama projects and 120 km from the gold-bearing El Indio district, in a transitional area between the El Indio belt and the Maricunga Belt (Cinturón de Maricunga). This area is found in the geological area of the Front Cordillera, which stretches for over 600 km along the international border, where porphyritic and epithermal gold and silver deposits are located, among others.

The Las Flechas district is favorable for hosting high and low sulphidation epithermal deposits that may overlap porphyry-type deposits. The East Cerro Dante and West Cerro Amarillo sectors are the primary exploration targets at this time.

Accessibility, Climate, Local Resources and Infrastructure

The roads used to access the area are the same as those that lead to the Batidero Property. The project area is accessible from September through May by dirt roads from the towns of Guandacol and Jagué in La Rioja Province that are connected to the city of San Juan by paved route N40. In total, the project is 495 km by road from San Juan. Guandacol and Jagué are rural centres with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids.

The route to the Las Flechas Project runs from the road leading to the Mogotes camp (IMA) and along the Macho Muerto ravine, up to the intersection with the El Inca ravine, where the camp and worksite are located.

An alternative way to access the site without passing by the Batidero Property is to follow the path west of the La Brea camp and make a detour to the south after 10 km, traveling 30 km along the Macho Muerto River up to the Las Flechas camp. The hydrographic network is composed of three main rivers that flow from different basins. The Macho Muerto and El Inca rivers flow from the Río Blanco basin, and the Rincón de la Flecha River flows from the La Sal/La Palca basin

Suramina will be able to take advantage of existing access roads within the concession left from previous exploration in the area.

The climate of the area is typical of the Cordillera (windy, cold and snowy), practically limiting early stage exploration from September to April.

Geology

The basement rocks in the exploration area are composed of carboniferous sediments and volcanics and Permo-Triassic intrusives (Choiyoi Group). Volcanic and sub-volcanic Tertiary rocks also outcrop in this area. The coverage consists of Quaternary sediments. The Tertiary volcanic rocks host hydrothermally-altered areas with potential epithermal gold deposits.

The project is very complex in structure, as is typical of the Front Cordillera, with folds and inverse faults juxtaposing fractured blocks in imbricate structures. In general, the lineaments run sub-meridionally and are intersected and cut off by nearly normal N-W, W-NW and N-E trending faults. This faulting and fracturing controls the location of the hydrothermally-altered areas. Caldera-type circular structures also exist such as Los Gemelos. The project is situated within this structural framework that predominate the region.

The main gold anomalies are associated with siliceous alteration, which in turn results from structural control. The Target A1 at Cerro Dante is interpreted as a high sulphidation epithermal system, with potential for hosting a gold/silver deposit. Likewise, Target A2, Los Gemelos, has been classified as a Quartz + Enargite + Au epithermal system similar to El Indio, Tambo and Socarrón deposit types.

Exploration Activities

The 2005/2006 work program entailed geochemical sampling, geologic mapping, geophysics, trenching and drilling at the Cerro Dante and La Aparecida targets. A total of 525 composite talus samples and 506 rock samples were collected and analyzed. At Cerro Dante, 23 km of IP-resistivity and 1.1 km of trenching were completed. Programs at La Aparecida included 27 km of IP-resistivity, 23 km of ground magnetic surveying and 2.3 km of trenches.

The reverse circulation drill program at Las Flechas totaled 1,325m in five holes, 692m and 633m at Cerro Dante and La Aparecida respectively. The best drill intercept was returned by CD-RC 01 at Cerro Dante with 126m of 0.12 g/t Au and 0.12% Cu, and 192 m of 0.3% Zn, including 30 m of 0.7% Zn.

The 2006/2007 exploration program included 2,300 metres of reverse circulation drilling. Drilling took place at Cerro Dante, and at La Aparecida and Cerro Amarillo. Geophysical surveys included, IP-resistivity and 40 line-km of ground magnetics.

Batidero Project

Property Description and Location

The Batidero Project is located in northern San Juan Province, Argentina, at an altitude of about 4,000 to 4,900 metres. The property lies on the northern continuity between the El Indio Gold Belt and the Maricunga Belt, covering an area of 4,900 hectares. The property is located immediately east of the Vicuña Project and is geologically linked to the Josemaria porphyry systems located to the NNW.

The Batidero Project comprises a set of high and low sulphidation epithermal anomalies identified from previous prospecting, which are regionally related to porphyry intrusives of Tertiary age. The main targets show strong silicification and brecciation with correlative talus gold and copper anomalies. The host sequences at the base of the system show dacitic to rhyodacitic fiamme tuffs, with high permeability, which is one of the main conditions for widespread mineralization potential in these belts.

In July 2002 Tenke entered into an option agreement with TNR Gold Corp. ("TNR") for Deprominsa to acquire a 75% interest in the Batidero Property through expenditures totaling CDN$1.5 million over four years and the issuance of up to 100,000 shares in the capital of Tenke. In June 2004, several other properties, known as the "Northern Properties" (referred to as the "Ranchillos Project") were annexed to the original contract. In this context, the investment requirements were increased to CDN$2 million over four years and the share issuance was increased by an additional 50,000 shares. The project is not subject to any types of royalties, except for the provincial mining royalties that are capped at 3% of the value of the ore at the mouth of the mine.

The Federal Law for Environmental protection, passed in 1995, sets the requirements for the project activities. In accordance with statutory requirements, a prospection-exploration EIR was submitted for Batidero and this submission is continuously updated with each season’s information to the Mining Department of San Juan province, which is the controlling entity.

Accessibility, Climate, Local Resources and Infrastructure

The project area is accessible during the period September through May each year, via dirt roads from the towns of Guandacol and Jagué in La Rioja province. Both these localities are tied to the national paved road grid and are distant to the property 160 and 180 km respectively. Both these towns are rural with main commercial and industrial activities based on agriculture and small farming. They have local power generation plants and are also linked to regional 133 kV grids.

The climate is cold and windy, typical of the high Andes. The primary exploration field season runs from October to April.

Geology

The Batidero Project, consists dominantly of sub horizontal N-S units of dacites and ignimbrites (welded tuff) with dips of 25º to the east and west respectively. Lesser units on the property consist of andesitic lava, scattered andesite porphyry, microdiorites dykes and stocks. These geological units may be correlated to the Doña Ana formation; hence all are most probably of Tertiary age. The area is structurally controlled by at least three major NW-SE (330º), ENE (40º) and N-S faults, which mostly control the alteration and mineralization at the project. The linear NW-SE Arroyo Pirca de los Bueyes, river valley, in the southern portion of the property is apparently controlling the alteration in the NW portion of the property and extends outside of the property. The middle NW-SE linear zone host mostly the low/high gold grade sulphidation veins as well as the alteration located in the central part of the property. The NW-SE linear zone in the north appears to be controlling the anomalous stockwork-quartz veining gold zone. The N-S trend divides the alteration areas of high sulphidation style to the west and areas of low sulphidation veining and breccias to the east. Finally, the 40º linear zones affect the hydrothermal breccias in the southeastern side of the property.

The high sulphidation style alteration is predominantly strongly developed argillic alteration which contained small to large areas of advanced argillic alteration (seen as weakly to strongly developed quartz-alunite and local massive silicification and brecciation). Narrow fractures show evidence of malachite, chalcocite and probably enargite and scorodite. The high sulphidation alteration outcrops were found in three separated areas, which maybe interconnected. The smaller zone, to the south, is approximately 800 m in diameter, the middle zone is approximately 1,500 metres by 800 metres and located to the southwest corner of the property and the bigger zone is probably 1,500 metres by 2,500 metres in size and located in the central portion of the property and possibly connected with the smaller zone. The hydrothermal breccias in the southeast also present evidences of a high sulphidation system. The alunite varies in texture from finely crystalline matrix and phenocrystal replacement to moderate crystalline cavity fill and veinlet. Vein alunite is common in the silicified rock, in the northwest alteration zone, and native sulphur is also present.

Quartz veining is present over much of the east side of the property. The veining is widely scattered and or localized as vein swarm within an approximate 1.5 x 3.5 kilometres area. The veins vary from centimetres to 1.3 meter wide. The quartz is often banded, drussy, brecciated and vuggy in some places. Malachite, azurite and some turquoise can also be seen as well as jarosite, hematite and goethite. The southeastern portion of the property shows a series of hydrothermal breccias, some of which are indubitable outcrop and others maybe contaminated by tillite or may represent debris of the original outcrops. These breccias are mostly monolithic though some are hetherolithic (rhyodacite silica replaced), with clast of banded/amorphous silica and matrix of hematite, goethite and occasionally jarosite. The clasts often contain native sulphur. At least three pulses of silicification can be recognized in these breccias.

Exploration Activities

Due to the lack of results from the 2004/2005 and 2005/2006 drilling at the southern margins of the Josemaria mineralised zone, ongoing expenditures on the Batidero property are limited to care and maintenance to keep the property in good standing.

Mendoza Province Projects

Suramina will have an extensive mineral property position in Mendoza Province with a number of highly prospective copper/gold porphyry targets. Unfortunately, during 2005 political/environmental lobbies prior to fourth quarter provincial elections caused controversy over exploration in the area around Papagallos and the Province reacted by extending a park boundary over the property. It is anticipated that Suramina will continue to proceed formally with the provincial and federal authorities to try to resolve this problem. Further to the north, an effective lobby by a competing business in the area of the Paramillos project effectively suspended Tenke’s ability to advance drilling and this is still being resolved with the authorities. An appeal to the Federal Courts presented in 2005, was denied (March 07), on the basis that the Federal Court claimed to have no authority in the matter. The issue is to be resolved by the local Courts of Mendoza. Force Majeure has been claimed to suspend the obligations on the Papagallos and Paramillos agreements until the problems are resolved. Also in Mendoza, exploration has advanced one property near the Chilean border, just east of the Chilean El Teniente mine. Mapping and sampling progressed on a high grade copper target and an environmental exploration permit has been obtained to enable road construction and a first phase of drilling next season.

Paramillos Project

Property Description and Location

Force Majeure has been declared by Tenke on the property due to blockages by the Mendoza Provincial authorities and third parties.

Deprominsa entered into an agreement with Minera del Oeste ("MIDO") in March 2005 pursuant to which Deprominsa may acquire an 80% undivided interest in the Paramillos Project through annual exploration expenditures aggregating US$2.3 million over 7 years and option payments to MIDO aggregating US$783,000 over 5 years. MIDO was also issued non-transferable share purchase warrants entitling them to purchase up to 500,000 shares in the capital of Tenke at an exercise price of CDN$4.85/share, all of which have been fully exercised. Deprominsa has the opportunity to purchase the remaining 20% interest in the property for an additional payment of US$13 million to MIDO who will retain a 3% net profits interest.

The Paramillos Project consists of two separate mineral right packages in close proximity - Paramillos Norte and Sur, totaling approximately 45 km2 of mineral concessions. The properties are located in the foothills of the Andes, in northwestern Mendoza Province, Argentina, at an elevation of about 2900 metres above sea level. The project is located 50 km NNW of the city of Mendoza.

The Paramillos Project is an advanced copper/gold exploration target that can be worked year round. Exploration and drilling under a United Nations program in the 1960's showed that the Paramillos Project has the potential for large scale copper oxide and copper/gold/molybdenum sulphide mineralisation. The district forms part of a series of Tertiary porphyries and the properties consist of several different mineralised sectors including:

  The Paramillos Sur copper/moly porphyry, with breccias from the same volcanic complex.

  The Paramillos Norte sector containing gold veins, breccia pipes and secondary copper mineralisation with enriched zones.

Since the property was explored through the UN program it has been tied up in property ownership disputes. Recently the main property ownership issue was substantially resolved through several decrees by the government of Mendoza. Deprominsa has finalized its agreements with the confirmed mineral rights owner - MIDO. There are a limited number of property title issues remaining that are expected to be resolved, consistent with the decrees.

Accessibility, Climate, Local Resources and Infrastructure

There is good access from a provincial highway north of the city of Mendoza via partially paved roads on route 7. Due to its lower altitude and dry climate, the project can be worked year round. There is no existing infrastructure on the property, but in relative terms, regional infrastructure is ideal given its proximity to the city of Mendoza.

Geology

The Paramillos District is located within a back-arc basin of the Cordillera de Los Andes and tectonically associated with a longitudinal valley that margins the Cordillera Frontal to the east. A series of Tertiary porphyries occur in the district: the San Jorge porphyry (361 Mt at 0.39% Cu and 0.18 g/t Au); the Yalguaraz porphyries; and the Paramillos Sur porphyry. Other mineralized areas include: the Cortaderas vein District; Grupo Oro del Sur veins, Paramillos de Uspallata vein system and Mantos del Cobre breccias peripheral to the Paramillos Sur porphyry; Paramillos Centro breccia and vein system; and Paramillos Norte breccias and intrusions.

Exploration Activities

In 2005, Tenke undertook a program to review previous exploration data and initiate exploration prior to drilling. Core available from the UN drill program at Paramillos Sur (drillholes 1 to 25, except 24) has been re-logged (4,652 metres) and re-assayed (4,100 metres). Talus samples and 85 chip samples have been collected at Paramillos Sur and Norte. Two samples returned 5.42% and 2.36% Cu at Paramillos Norte, while two samples returned 0.34% and 0.10% Cu and 0.46 g/t Au at Paramillos Sur. A total of 72.1 line-km of IP/Resistivity and 118 line-km of ground magnetic surveys have also been completed.

Drilling

During the second quarter of 2006, a drilling program was started, but shortly thereafter was suspended, as the lobby against exploration in the area by a competing business remains a challenge. Work will remain halted until the situation is resolved and force majeure can be lifted. Accordingly, Tenke wrote off all costs incurred on the project to-date.

Patagonia Projects

Cerro Cuadrado Property

Property Description and Location

The Cerro Cuadrado Project is located in northwestern Santa Cruz Province, within the Patagonia region of Argentina, The distances from the cities of Comodoro Rivadavia and Bariloche are 600 km and 1000 km respectively. Cerro Cuadrado is located on the El Lago property (6972 Ha), claimed in 2002, within a larger property position of 28,730 Ha, which includes the El Bagual Project. Cerro Cuadrado is 8 km northwest of the El Bagual Au-Ag project, which was previously drilled by Tenke. These properties will be 100% owned by Suramina.

The topography of the region is relatively smooth, with hills and mountain ranges dissected by fluvial, glacial valleys. Elevation ranges between 450 m and 679 m, at the summit of Cerro Cuadrado. Nearby Lake Pueyrredón is at an elevation of 200 m.

The property contains a high grade epithermal silver/lead/zinc vein system with associated breccias, which has been identified over a 6.3 km strike length.

Accessibility, Climate, Local Resources and Infrastructure

Access from the city of Commodore Rivadavia is by Provincial Route Nº12 to Pico Truncado and then Provincial Route Nº43 to Perito Moreno, a distance of 400 km. Alternatively, Perito Moreno may be reached by National Route Nº40, from Bariloche, a distance of 800 km. From Perito Moreno, the property is reached by traveling south on National Route Nº40 for 110 km to the intersection of Provincial Route Nº41, heading toward Passo Roballos for 60 km and then deviating south for 30km to Lago Posadas.

The project is situated at an elevation of 600 metres above sea level, which allows for year round exploration. Neither snow accumulations nor extremely low temperatures deter exploration.

Geology

The regional geology is comprised of a basement of Devonian to Carboniferous metagreywackes, shales, quartz phyllite, and metarudite of the Río Lácteo Formation. The metasediments, which display a low degree of deformation, form the Palaeozoic basement of the Southern Patagonian mountain range.

Overlying the basement rocks at an angular unconformity or tectonic contacts is the Jurassic Complex El Quemado, which is composed of ignimbrites, breccias, volcanic agglomerates, tuffs, rhyolitic-dacitic flows, andesite flows and some sandstone and conglomerates. This sequence can be up to 800m thick, but is typically in the order of 300m.

Cretaceous marine sediments of the Pueyrredón Group include the Springhill, Rio Mayer and Rio Belgrano formations, which lie unconformably upon the Complex El Quemado. The Group is typically 450m thick. Stratigraphically higher is the Cretaceous San Martin Group, which is comprised of continental sediments of the Río Tarde, Kachaike y Cardiel formations. The Rio Tarde Formation is predominant in the region.

Upper Cretaceous to Lower Tertiary intrusives are present regionally. Andesite and diorite intrusives are located at Cerros Negro (Río Ghío), Colmillo, Indio and Negro. Intrusives of the Complex Plutónico Cerro San Lorenzo are located at Cerro San Lorenzo and Cerro Principio. These intrusives comprise: granite, granodiorite, tonalite and rhyolite and andesite dykes.

At Cerro Cuadrado, andesite flows and lithic to brecciated tuffs are exposed in the north and northwest. These rocks are overlain by pyroclastics composed of dacite to rhyolite, lithic to porphyritic tuffs with maximum exposed thickness of 200m. The sequence is crowned by 100m thick acidic flow ignimbrites.

Vein hosted mineralisation is found in structures that vary from 0.2m to 6m, averaging 0.5m to 0.8m of saccharoidal microcystaline quartz with chalcedony. In the overlying flow ignimbrites and acidic tuffs, the structures vary between 0.6m to 7m and are composed of low temperature quartz, gray to gray greenish opaline and reddish-purple hematitic jasper, with lesser translucent saccharoidal microcystaline quartz.

Exploration Activities

Between August and October of 2005 and during September and October of 2006, a system of veins, 6.3 km in length, with individual veins widths averaging 2.3 m, were mapped and sampled. A total of 288 samples were taken from veins and breccias. The assay results returned silver values averaging 135 g/t with a maximum value of 3,160 g/t. Assays averaged 0.22% with a maximum value of 3.8% for lead and averaged 0.16% with a maximum of 3.6% for zinc. Gold results returned an average of 53 ppb and a maximum of 1.15 g/t.

In late 2006, Tenke carried out an extensive sampling and mapping program on the property which outlined a sizeable target area. Mineralization occurs over a strike length exceeding 6 kilometres with widths averaging 1.5 metres and up to 7 metres. Channel samples averaged 130 grams per tonne silver from 250 samples. Tenke followed up on these results with an initial scout drilling program comprising approximately 546 metres of core drilling in seven holes. An expanded exploration program is now being developed based on the positive results received including geophysics and detailed mapping as a basis for the next phase of drilling anticipated to occur later this year. Highlights of the recent drilling program are shown in the attached table.

Cerro Cuadrado
Santa Cruz Province, Argentina - Drill Results

Hole #	Depth (m)	Interval (m)	From (m)	To (m)	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)

CC-01	81.00	2.05	23.00	25.05	338	4.77	2.63	0.23
including		1.55	23.50	25.05	494	7.08	3.88	0.34
		2.30	70.30	72.60	79.6	11.26	1.03	<0.1
including		1.40	71.20	72.60	111.1	15.55	1.44	0.13

CC-02	69.20	3.30	21.90	25.20	84.05	2.71	0.64	0.18

including		2.60	22.60	25.20	96.46	3.02	0.66	0.18
		0.90	51.50	52.40	38.90	2.06	1.91	<0.1

CC-03	64.30	4.45	24.45	28.90	18.80	1.93	0.60	<0.1
including		2.35	26.55	28.90	20.95	3.10	0.99	<0.1
		0.40	49.30	49.70	28.60	4.55	1.42	0.13
		1.60	60.40	62.00	10.10	1.16	0.30	0.12

CC-04	75.20	0.50	34.60	35.10	14.10	1.79	0.57	0.12
		0.95	72.05	73.00	9.60	1.06	0.20	0.17

CC-05	81.30	3.70	23.70	27.40	172.00	0.61	0.33	<0.1
including		0.55	25.45	26.00	229.00	0.86	0.68	0.03
		1.80	41.00	42.80	190.00	1.95	0.4	<0.1
including		0.90	41.40	42.30	441.00	4.34	0.84	<0.1

CC-06	66.10	0.25	15.10	15.35	63.90	7.65	4.58	0.27
		0.50	34.90	35.40	10.10	1.51	0.67	<0.1

CC-07	108.45	1.00	26.05	27.05	53.00	2.19	0.92	<0.1
		0.50	56.10	56.60	1880.00	2.18	1.28	<0.1
		1.70	69.45	71.15	8.10	3.8	1.08	<0.1
		1.40	94.50	95.90	270.00	0.43	0.34	<0.1

Drilling

Based on the successful sampling program, a phase-one drill program commenced in January of 2007. The program totaled 545.55m in seven holes.

Other South American Properties

Suramina will hold extensive mineral properties in San Juan, Mendoza, Rio Negro, Chubut and Santa Cruz Provinces (which were predominantly acquired through staking). Holding costs are expected to be relatively low for the next few years. Tenke did initial geologic reconnaissance on many of these properties and in some cases low cost scout drilling has been conducted to assess the potential of such properties. Formal exploration programs will be mobilized on each of these as time and resources permit, balanced with priorities on what will be Tenke’s more advanced South American projects.

Risk Factors

Suramina’s projects will be subject to various risks and uncertainties, including but not limited to, those listed below. Unless the context indicates or implies otherwise, references in this section to the "Suramina" include Suramina and what will be Suramina’s subsidiaries:

Exploration and Development

Suramina’s properties in South America will be in the early exploration stages only and will be without a known body of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance Suramina’s mineral exploration activities on these properties will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body would be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), commodity prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Suramina.

Exploration to date at the Josemaria and Vicuña Projects has produced a series of advances and confirmation on the potential of the region to be classified as a new porphyry belt in Argentina, with numerous newly identified gold-copper systems associated with similar types of intrusive geology and alteration. Very favorable copper and gold mineralization surface results have been obtained along this belt and there is optimism that additional drilling will result in identification of mineralized resources. However, at a district scale, the region is a new frontier and much further work is required and results could vary considerably. Suramina will own a large portfolio of properties in this region, and it is anticipated that Suramina will dedicate significant exploration funds toward several properties which are at a very early stage with mineral potential unknown at this point, although these new projects are considered highly prospective.

Many of the concessions are at high altitude, and exploration periods are relatively short due to the severe high Andes winter. Therefore ongoing exploration will be relatively costly, and will require careful planning and specialized staff and contractors to successfully manage successive phases of work. Suramina will have projects spread throughout the country and given this geographical diversity, exploration is possible year round.

Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and reserve grades must be considered estimates only. In addition, the quantity of reserves and mineralization may vary depending on commodity prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of what will comprise Suramina’s properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Suramina’s activities. Suramina’s projects will be in relatively remote locations therefore subject to infrastructure risk.

Title Matters

Tenke investigated its right to explore and exploit its properties that are included in the South American Assets and, to the best of its knowledge, those rights are in good standing except for a challenge on title on the Paramillos Project. Additionally, the Papagallos Property has been affected by the recent Mendoza Province Park boundary expansion.

The results of Tenke’s investigations with respect to its properties should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Suramina will compete with other exploration and mining companies, many of which will have greater financial resources than Suramina, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of minerals is volatile and cannot be controlled. If the price of minerals should drop significantly, the economic prospects of the project that Suramina will have an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may or continue to exist for the sale of products from that ore. Factors beyond the control of Suramina may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors which will be beyond the control of Suramina, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of Suramina’s properties will depend upon Suramina’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing, debt or other means. There is no assurance that Suramina will be successful in obtaining the required financing.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of Suramina, the extent of which cannot be predicted. Before production can commence on any properties Suramina must obtain regulatory approval and there is no assurance that such approvals will be obtained. Although Suramina believes that what will constitute its mineral and exploration activities will be carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development.

In parts of Argentina and Chile, there has been a significant increase in environmental opposition to both mineral exploration and mining. This is already affecting properties in some of the provinces in which Suramina will work, in particular in Mendoza where Suramina will have two projects ready to drill. In certain other Argentine provinces such as Tierra del Fuego, Chubut, Rio Negro and to a degree in La Rioja, there is a significant degree of anti-mining sentiment which affects the risk of successfully exploring and developing what will comprise Suramina’s assets in those provinces. There is no assurance that this trend will not continue, however it is anticipated that Suramina will spend considerable effort in local stakeholder communication and education to mitigate concerns for Suramina’s exploration activities which will be in any case conducted to high international standards.

Uninsured Risks

The mining business is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

It is anticipated that Suramina will maintain insurance against risks that are typical in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will be available, will be available at economically acceptable premiums or will be adequate to cover any resulting injury.

Foreign Operations

Operations, development and exploration on what will comprise Suramina’s properties or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. There is no assurance that future changes in taxes or such regulation in the various jurisdictions in which Suramina will operate will not adversely affect Suramina’s operations.

Suramina’s properties will be held outside of Canada, in Chile and Argentina. As such, Suramina may be affected by possible political or economic instability in such countries. The risks include, but are not limited to, fluctuations in currency exchange rates, high rates of inflation and labour unrest. Changes in mining or investment policies or shifts in political attitudes may also adversely affect Suramina’s business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety. The effect of these factors cannot be accurately predicted.

Political and economic challenges over the last five years in Argentina have been highly publicized and high unemployment across the country continues to be a problem and a source of potential civil discontentment. Economic conditions have shown steady improvement for quite some time and the peso which was dramatically devalued in 2001 has stayed relatively stable against the US dollar for the last five years despite the volatility of the US dollar against other international currencies. While Argentina’s economy overall is better than many South American countries, the government currently in power has some left leaning tendencies which are not ideal for mining investment, however, Suramina has a positive long term outlook on the future of Argentina.

Description of Share Capital

Suramina is authorized to issue an unlimited number of common shares (the "Suramina Shares") and an unlimited number of class A voting shares (the "Suramina Class A Shares"), each without par value. The following is a summary of the principal attributes of the Suramina’s Shares and the Suramina Class A Shares:

  Voting Rights. The holders of the Suramina Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of Suramina. The Suramina Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for reelection at staggered intervals.

  Dividends. The holders of the Suramina Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Board, out of funds legally available therefor. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to Suramina.

  Profits. Each Suramina Share is entitled to share pro-rata in any profits of Suramina to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

  Rights on Dissolution. In the event of the liquidation, dissolution or winding up of Suramina, the holders of the Suramina Shares will be entitled to receive on a pro-rata basis all of the assets of Suramina remaining after payment of all of Suramina’s liabilities.

  Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Suramina Shares, and the Suramina Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Suramina Shares. There are no provisions discriminating against any existing or prospective holder of Suramina Shares as a result of such shareholder owning a substantial number of shares.

  Payment of Dividends

  The holders of Suramina Class A Shares shall not be entitled to receive and Suramina shall not be required to pay any dividends on the Suramina Class A Shares.

  Participation on Liquidation, Dissolution or Winding-Up

  In the event of the liquidation, dissolution or winding up of Suramina or other distribution of the assets of Suramina among its shareholders for the purpose of winding up its affairs, the holders of the Suramina Class A Shares shall be entitled to receive out of the assets and property of Suramina, before any amount is paid or any property or assets of Suramina is distributed to the holders of the common shares or any other class ranking junior to the Suramina Class A Shares, the amount paid up on each Suramina Class A Share held by them. After payment on the Suramina Class A Shares of the amounts so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of Suramina.

  Voting Rights

  The holders of Suramina Class A Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of Suramina and shall be entitled to one vote in respect of each Suramina Class A Share at all such meetings.

  Purchase for Cancellation

  Suramina may at any time and from time to time purchase for cancellation the whole or any part of any of the Suramina Class A Shares at a price equal to the amount paid up on each such share. The rights of holders of Suramina Shares and /or Suramina Class A Shares may only be changed by a special resolution of holders of two-thirds of the issued and outstanding Suramina Common Shares and/or Suramina Class A Shares, in accordance with the requirements of the Canada Business Corporations Act.

  Consolidated Capitalization

  The following table sets forth the consolidation capitalization of Suramina as at March 31, 2007.

Outstanding as at
March 31, 2007
Designation	Authorized	(unaudited)
Suramina Shares	Unlimited	US$355,672,918
(59,855,829)

  Indebtedness

  None of the directors or executive officers of Suramina, or associates or affiliates of said persons, are indebted to Suramina.

  Principal Shareholders

  The following table sets forth the those persons who, to the knowledge of the directors and officers of Suramina, will beneficially own or exercise control or direction over Suramina Shares carrying more than 10% of the voting rights attached to all Suramina Shares after completion of the Arrangement:

Name and Address	Number of Shares	Percentage
Estate of Mr. Adolf H. Lundin (1) Geneva, Switzerland	11,619,436	19.3%

  (1) These shares will be held by Ellegrove Capital Ltd. ("Ellegrove"), as to 8,377,636 common shares, Abalone Capital Ltd. ("Abalone"), as to 1,000,000 common shares, Lorito Holdings Limited ("Lorito"), as to 1,000,000 common shares, and Zebra Holdings and Investments Limited ("Zebra"), as to 1,241,800 common shares. Ellegrove, Abalone, Zebra and Lorito are private corporations owned by a trust whose settler is the late Adolf H. Lundin.

  Rights to Purchase Securities

  No person currently has a right to purchase securities of Suramina. It is anticipated that Suramina will implement a stock option plan for its directors, officers and employees, similar to the Plan.

  Escrowed Shares

  There will be no escrowed Suramina Shares.

  Prior Sales

  There were no prior sales of the Suramina Shares or the Suramina Class A Shares during the preceding 12 months, save and except for the subscription for a nominal number of Suramina Class A Shares.

  Market for Securities

  There is currently no market for the securities of Suramina. Upon completion of the Arrangement, it is anticipated that the common shares of Suramina will commence trading on the TSX under the symbol "SAX".

  Dividend Record

  Suramina does not intend to declare dividends on its common shares in the foreseeable future. Any decision to pay dividends on its common shares in the future will be dependent upon the financial requirements of Suramina to finance future growth, the financial condition of Suramina and other factors which the board of directors of Suramina may consider appropriate in the circumstances.

  Directors and Officers

  The board of directors of Suramina is comprised of six directors who are elected annually. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of Suramina. The names, provinces and countries of residence of each of the directors and executive officers of Suramina, their respective positions and offices held with Suramina, and their principal occupations are as follows:

Name and Province and Country of Residence	Positions with Suramina	Principal Occupation within the Preceding Five Years and, if applicable, Term as Director
Mats H. Carlsson Stockholm, Sweden	Director	Vice President, Equity Capital Markets, E. Ohman Jor Fondkommission AB, a brokerage firm based in Stockholm Sweden since October 2002
Paul K. Conibear British Columbia, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer of Tenke
John H. Craig Ontario, Canada	Director	Lawyer, partner of Cassels Brock & Blackwell LLP
Lee A. Graber San Rafael, CA, USA	Director	Investment director of a private equity firm. July 2002 to November 2004, Managing
  Director, Mergers and Acquisitions, Endeavour Financial Ltd.; prior thereto, Vice
President, Corporate Development, Homestake Mining Company
Lukas H. Lundin British Columbia, Canada	Director, Chairman of the Board	Mining and oil and gas executive
William A. Rand British Columbia, Canada	Director	Self-employed businessman
Wanda Lee British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of Tenke

  Executive Officers’ and Directors’ Compensation

  Suramina’s executive officers and directors have not yet received any compensation.

  Summary Financial Information

  Suramina selected financial information:

  Reference is made to the unaudited interim consolidated financial statements of Suramina as at March 31, 2007 and for the three months ended March 31, 2007 and 2006 and the audited annual consolidated financial statements of Suramina as at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005, together with the notes thereto. A summary of that information is set out below:

	Three months ended	Three months ended	Year ended	Year ended
	March 31, 2007	March 31, 2006	December	December
In US$	(Unaudited)	(Unaudited)	31, 2006	31, 2005
Statement of Operations (000’s)
Total Revenue	$-	$-	$-	$-
Net Loss	$(439)	$(245)	$(3,145)	$(1,262)

	March 31, 2007	December	December
	(Unaudited)	31, 2006	31, 2005
Balance Sheet Data (000’s)
Cash and Cash Equivalents	$924	$1,160	$1,331
Total Assets	$17,796	$16,239	$13,306
Long Term Liabilities	$-	$-	$-
Shareholders’ Equity	$17,368	$15,269	$12,254

  Auditors, Registrar and Transfer Agent

  The auditors of Suramina are PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia.

  The registrar and transfer agent for Suramina Shares will be Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, and Toronto, Ontario.

  Material Contracts

  Except for contracts entered into in the ordinary course of business or as otherwise disclosed herein or as otherwise referred to in a document incorporated by reference herein, the only material contract entered into by Suramina immediately prior to the date hereof that can reasonably be regarded as presently material is the Share Purchase Agreement.

  Legal Proceedings

  Suramina is not currently a party to any legal proceedings.

  Additional Information

  There is currently no additional information available with respect to Suramina, other than such information as can be extra posted from the information of Tenke with respect to the South American Assets as set forth under the heading "Additional Information" relating to Tenke in this Joint Disclosure Booklet.

  INFORMATION CONCERNING LUNDIN MINING CORPORATION and TENKE MINING
  sCORP. FOLLOWING THE ARRANGEMENT

  Lundin Mining

  Shareholders of Lundin Mining following the Arrangement

  Assuming that there are 60,199,829 Tenke Shares outstanding as at the Effective Time (which assumes that no Tenke Options are exercised prior to the such time) and that no Tenke Shareholder exercises dissent rights, Lundin Mining will issue approximately 104,145,704 Lundin Mining Shares upon completion of the Arrangement (not including Lundin Mining Shares issuable upon the subsequent exercise of Tenke options). Based upon the foregoing assumptions, upon the completion of the Arrangement, Former Tenke Shareholders will own approximately 26.67 % of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.33 % of the then outstanding Lundin Mining Shares, on a non-diluted basis. On a fully diluted basis, former Tenke Shareholders will own approximately 26.75 % of the then outstanding Lundin Mining Shares and Lundin Mining Shareholders will own approximately 73.25 % of the then outstanding Lundin Mining Shares.

  LUNDIN MINING CORPORATION
  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  As at March 31, 2007
  and
  For the Three Months Ended March 31, 2007
  and
  For the Year Ended December 31, 2006

  Compilation Report on Pro Forma Consolidated Financial Statements of Lundin Mining Corporation

  To the Directors of Lundin Mining Corporation

  We have read the accompanying unaudited pro forma consolidated balance sheet of Lundin Mining Corporation ("Lundin" or the "Company") as at March 31, 2007 and unaudited pro forma consolidated statement of operations for the three months then ended and for the year ended December 31, 2006, and have performed the following procedures:

  1.     Compared the figures in the columns captioned "Lundin Mining Historical" to the to the unaudited consolidated financial statements of the Company as at March 31, 2007 and for the three months then ended, and the audited financial statements of the Company for the year ended December 31, 2006, respectively, and found them to be in agreement

  2.     Compared the figures in the columns captioned "Adjusted Tenke" to the unaudited consolidated financial statements of Tenke Mining Corporation ("Tenke") as at March 31, 2007 and for the three months then ended less the unaudited financial statements of Suramina Resources Inc. ("Suramina") as at March 31, 2007 less the adjustment to cash and cash equivalents described in note 3(b)(i) and for the three months then ended and the audited consolidated financial statements of Tenke for the year ended December 31, 2006 less the audited financial statements of Suramina for the year ended December 31, 2006, respectively, and found them to be in agreement.

  3.     Compared the figures in the columns captioned "Rio Narcea Historical" to the unaudited consolidated financial statements of Rio Narcea Gold Mines Ltd ("Rio Narcea") as at March 31, 2007 and for the three months then ended and for the year ended December 31, 2006, respectively, and found them to be in agreement.

  4.     Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

  (a)   the basis for determination of the pro forma adjustments; and

  (b)   whether the pro forma financial statements comply as to form in all material respects with securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

  5.     The officials:

  (a)   described to us the basis for determination of the pro forma adjustments, and

  (b)   stated that the pro forma financial statements comply as to form in all material respects with the Acts and the related regulations.

  6.     Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

  7.     Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Lundin Mining Historical," "Adjusted Tenke" and "Rio Narcea Historical" as applicable, and found the amounts in the columns captioned "Pro Forma Lundin and Tenke", "Pro Forma Lundin, Tenke and Rio Narcea" and "Pro Forma Lundin" as at and for the three months ended March 31, 2007 and for the year ended December 31, 2006, as applicable, to be arithmetically correct.

  A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

  "PRICEWATERHOUSE COOPERS LLP"

  Chartered Accountants

  Vancouver
  May 18, 2007

  LUNDIN MINING CORPORATION
  PRO FORMA CONSOLIDATED BALANCE SHEET
  AS AT MARCH 31, 2007
  (All amounts in United States dollars, except where noted)
  (Unaudited)

			Tenke					Gold Mining
			Acquisition Pro			Rio Narcea Pro		Disposition Pro
		Adjusted	Forma	Pro Forma		Forma	Pro Forma	Forma
	Lundin Mining	Tenke	Adjustments	Lundin and	Rio Narcea	Adjustments	Lundin, Tenke	Adjustments	Pro Forma
	Historical	(note 3(b)(i))	(note 3(b)(ii))	Tenke	Historical	(note 4(a))	and Rio Narcea	(note 5)	Lundin
ASSETS
Current assets
Cash and cash equivalents	$317,393	$96,501	$(1,550)	$412,344	$71,718	$42,117	$526,179	$(11,523)	$514,656
Restricted cash	-	-	-	-	5,950	-	5,950	-	5,950
Accounts receivable	130,340	52	-	130,392	21,944	-	152,336	(282)	152,054
Inventories	30,968	-	-	30,968	12,713	-	43,681	(512)	43,169
Other current assets	4,442	17	-	4,459	7,523	-	11,982	-	11,982
	483,143	96,570	(1,550)	578,163	119,848	42,117	740,128	(12,317)	727,811
Long term receivables	952	-	-	952	-	-	952	-	952
Reclamation fund	31,987	-	-	31,987	-	-	31,987	-	31,987
Long term investments	95,952	1,128	-	97,080	43,748	-	140,828	-	140,828
Equity investment in Tenke Fungurme	-	105,151	1,274,741	1,379,892	-	-	1,379,892	-	1,379,892
Mineral properties, plant and equipment	1,713,990	2	-	1,713,992	231,313	141,614	2,086,919	(270,315)	1,816,604
Goodwill	524,240	-	-	524,240	-	-	524,240	-	524,240
Unallocated purchase price	-	-	-	-	-	343,006	343,006		343,006
Other assets	1,987	-	-	1,987	1,314	-	3,301	-	3,301
Future income tax assets	10,892	-	-	10,892	5,518	-	16,410	-	16,410
	$2,863,143	$202,851	$1,273,191	$4,339,185	$401,741	$526,737	$5,267,663	$(282,632)	$4,985,031
LIABILITIES
Current liabilities
Accounts payable and accrued
liabilities	$120,184	$698	$-	$120,882	$51,092	$-	$171,974	$(3,927)	$168,047
Income taxes payable	54,192	-	-	54,192	-	-	54,192	-	54,192
Current portion of long term debt and
capital leases	2,658	-	-	2,658	11,577	-	14,235	(11,397)	2,838
Current portion of deferred revenue	3,204	-	-	3,204	-	-	3,204	-	3,204
	180,238	698	-	180,936	62,669	-	243,605	(15,324)	228,281
Long-term debt and capital leases	43,296	-	-	43,296	34,789	800,000	878,085	(253,970)	624,115
Deferred revenue	58,845	-	-	58,845	-	-	58,845	-	58,845
Provision for pension obligations	15,259	-	-	15,259	-	-	15,259	-	15,259
Asset retirement obligations and other
provisions	97,627	-	-	97,627	24,763	-	122,390	(10,350)	112,040
Future income tax liabilities	247,420	-	194,398	441,818	5,766	-	447,584	(2,988)	444,596
Non-controlling Interest	-	-	-	-	491	-	491	-	491
	642,685	698	194,398	837,781	128,478	800,000	1,766,259	(282,632)	1,483,627
Shareholders' equity
Share capital	1,897,447	337,350	943,596	3,178,393	250,278	(250,278)	3,178,393	-	3,178,393
Contributed surplus	7,545	(2,940)	2,940	7,545	23,439	(23,439)	7,545	-	7,545
Accumulated other comprehensive
income	83,556	503	(503)	83,556	24,909	(24,909)	83,556	-	83,556
Retained earnings (deficit)	231,910	(132,760)	132,760	231,910	(25,363)	25,363	231,910	-	231,910
	2,220,458	202,153	1,078,793	3,501,404	273,263	(273,263)	3,501,404	-	3,501,404
	$2,863,143	$202,851	$1,273,191	$4,339,185	$401,741	$526,737	$5,267,663	$(282,632)	$4,985,031

  The accompanying notes are an integral part of these pro forma consolidated financial statements

  LUNDIN MINING CORPORATION
  PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
  FOR THE THREE MONTHS ENDED MARCH 31, 2007
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

							Gold Mining
					Rio Narcea Pro		Disposition Pro
		Adjusted	Pro Forma		Forma	Pro Forma	Forma
	Lundin Mining	Tenke	Lundin and	Rio Narcea	Adjustments	Lundin, Tenke	Adjustments	Pro Forma
	Historical	(note 3(b)(iii))	Tenke	Historical	(Note 4(b))	and Rio Narcea	(note 5)	Lundin

Sales	$193,920	$-	$193,920	$62,661	$-	$256,581	$-	$256,581
Cost of sales	(67,242)	-	(67,242)	(17,982)	-	(85,224)	-	(85,224)
Accretion of asset retirement obligations	(1,120)	-	(1,120)	-	-	(1,120)	-	(1,120)
Depreciation, depletion and amortization	(35,878)	-	(35,878)	(3,135)	-	(39,013)	82	(38,931)
	89,680	-	89,680	41,544	-	131,224	82	131,306
Expenses
General exploration and project
investigation	(4,919)	-	(4,919)	(569)	-	(5,488)	-	(5,488)
Selling, general and administration	(6,731)	(1,119)	(7,850)	(2,178)	-	(10,028)	548	(9,480)
Stock-based compensation	(1,520)	(451)	(1,971)	-	-	(1,971)	-	(1,971)
Foreign exchange gains (losses)	(2,720)	767	(1,953)	(1,382)	-	(3,335)	(262)	(3,597)
Gains (losses) on derivative instruments	(5,524)	-	(5,524)	(4,828)	-	(10,352)	2,492	(7,860)
Interest and other income and expenses	4,029	949	4,978	568	-	5,546	(266)	5,280
Interest and bank charges	(910)	(1)	(911)	(184)	(11,940)	(13,035)	3,358	(9,677)
	(18,295)	145	(18,150)	(8,573)	(11,940)	(38,663)	5,870	(32,793)
Earnings before undernoted items	71,385	145	71,530	32,971	(11,940)	92,561	5,952	98,513
Gain on sale of investments	-	-	-	3,276	-	3,276	-	3,276
Non-controlling interest	-	-	-	35	-	35	-	35
Earnings before income taxes	71,385	145	71,530	36,282	(11,940)	95,872	5,952	101,824
Income taxes
Current income taxes	(14,021)	-	(14,021)	-	-	(14,021)	-	(14,021)
Future income tax (expense)
recovery	(3,656)	-	(3,656)	(9,932)	4,179	(9,409)	(71)	(9,480)
	(17,677)	-	(17,677)	(9,932)	4,179	(23,430)	(71)	(23,501)
Net earnings (loss)	$53,708	$145	$53,853	$26,350	$(7,761)	$72,442	$5,881	$78,323
Earnings per share ($ per share)
Basic	$0.19		$0.14			$0.19		$0.20
Diluted	$0.19		$0.14			$0.19		$0.20
Weighted average number of shares outstanding (000's)
Basic	285,454	105,517	390,970			390,970		390,970
Diluted	286,058	105,517	391,575			391,575		391,575

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

  LUNDIN MINING CORPORATION
  PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
  FOR THE YEAR ENDED DECEMBER 31, 2006
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

			EuroZinc					Gold Mining
			Acquisition Pro			Rio Narcea Pro		Disposition Pro
		Adjusted	Forma	Pro Forma		Forma	Pro Forma	Forma
	Lundin Mining	Tenke	Adjustments	Lundin and	Rio Narcea	Adjustments	Lundin, Tenke	Adjustments	Pro Forma
	Historical	(note 3(b)(iii))	(note 3(a))	Tenke	Historical	(Note 4(b))	and Rio Narcea	(note 5)	Lundin

Sales	$539,729	$-	$410,488	$950,217	$225,694	$-	$1,175,911	$-	$1,175,911
Cost of sales	(219,088)	-	(92,741)	(311,829)	(108,465)	-	(420,294)	-	(420,294)
Accretion of asset retirement obligations	(1,284)	-	(2,371)	(3,655)	-	-	(3,655)	-	(3,655)
Depreciation, depletion and amortization	(74,991)	-	(65,677)	(140,668)	(15,434)	-	(156,102)	186	(155,916)
	244,366	-	249,699	494,065	101,795	-	595,860	186	596,046
Expenses
General exploration and project
investigation	(9,857)	(298)	(3,077)	(13,232)	(4,905)	-	(18,137)	-	(18,137)
Selling, general and administration	(17,051)	(1,519)	(5,987)	(24,557)	(9,206)	-	(33,763)	696	(33,067)
Stock-based compensation	(2,381)	(3,151)	(2,719)	(8,251)	-	-	(8,251)	-	(8,251)
Foreign exchange gains (losses)	(16,907)	(618)	(350)	(17,875)	629	-	(17,246)	(705)	(17,951)
Gains (losses) on derivative instruments	420	-	(82,221)	(81,801)	(37,793)	-	(119,594)	7,933	(111,661)
Interest and other income and expenses	8,321	3,039	11,240	22,600	1,606	-	24,206	(99)	24,107
Interest and bank charges	(1,646)	(2)	(3,224)	(4,872)	(1,830)	(47,760)	(54,462)	13,433	(41,029)
	(39,101)	(2,549)	(86,338)	(127,988)	(51,499)	(47,760)	(227,247)	21,258	(205,989)
Earnings before undernoted items	205,265	(2,549)	163,361	366,077	50,296	(47,760)	368,613	21,444	390,057

Gain on sale of investments	9	-	-	9	-	-	9	-	9
Non-controlling interest	(183)	-	-	(183)	30	-	(153)	-	(153)
Earnings before income taxes	205,091	(2,549)	163,361	365,903	50,326	(47,760)	368,469	21,444	389,913
Income taxes
Current income taxes	(50,291)	-	(43,799)	(94,090)	-	-	(94,090)	-	(94,090)
Future income tax (expense)
recovery	(1,851)	-	9,153	7,302	20,405	16,716	44,423	(3,396)	41,027
	(52,142)	-	(34,646)	(86,788)	20,405	16,716	(49,667)	(3,396)	(53,063)
Net earnings (loss)	$152,949	$(2,549)	$128,715	$279,115	$70,731	$(31,044)	$318,802	$18,048	$336,850
Earnings per share ($ per share)
Basic	$1.02			$0.72			$0.82		$0.87
Diluted	$1.01			$0.71			$0.82		$0.86
Weighted average number of shares outstanding (000's)
Basic	149,440	105,517	133,955	388,912			388,912		388,912
Diluted	151,152	105,517	133,955	390,624			390,624		390,624

  The accompanying notes are an integral part of these pro forma consolidated financial statements.

  LUNDIN MINING CORPORATION
  NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE THREE MONTHS ENDED MARCH 31, 2007
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

  1.     Proposed Transactions and Basis of Presentation

  On April 4, 2007, Lundin Mining Corporation ("Lundin" or the "Company") made an offer to the shareholders of Rio Narcea Gold Mining Ltd. ("Rio Narcea") to purchase all issued and outstanding common shares of Rio Narcea for CDN$5.00 per share and all outstanding warrants of Rio Narcea for CDN$1.04 per warrant for total cash consideration of approximately $765.5 million (the "Rio Narcea Acquisition"). In conjunction with the Rio Narcea Acquisition, the Company granted Red Back Mining Inc. an option (the "Red Back Option") to purchase certain gold mining related net assets of Rio Narcea for cash consideration of $225 million and the assumption of liabilities, including a $42.5 million loan ("Gold Asset Disposition"). Funding for the Rio Narcea Acquisition is expected to be through an $800 million credit facility. If the Red Back Option is exercised, the Company anticipates that the $225 million proceeds from the Gold Asset Disposition will be applied to reduce the amount outstanding on the credit facility.

  On April 11, 2007, the Company and Tenke Mining Corp. ("Tenke") announced that they entered into a definitive agreement to combine the two companies (the "Tenke Acquisition"). The transaction will be completed by way of a Plan of Arrangement (the "Arrangement"). At closing, all Tenke common shares will be automatically exchanged on the basis of 1.73 Lundin common shares for each Tenke common share. Pursuant to the Arrangement Tenke will convey its South American assets and cash in the amount of $5 million to a newly incorporated, wholly-owned subsidiary, Suramina Mining Inc. ("Suramina"). The shares of Suramina will be distributed to Tenke shareholders immediately prior to the effective time of the Arrangement and an application will be made to list the common shares of Suramina on the Toronto Stock Exchange.

  These pro forma consolidated financial statements of Lundin reflect the Tenke Acquisition, the Rio Narcea Acquisition (the "Acquisitions") and the Gold Asset Disposition. The Tenke Acquisition is subject to the approval of the shareholders of the Company and the shareholders of Tenke and applicable regulatory authorities. The Rio Narcea acquisition is subject to the tender of shares representing at least 66 % of the outstanding common shares of Rio Narcea, calculated on a fully diluted basis. The Gold Asset Disposition is dependent on the exercise by Red Back Mining Inc. of their rights under the Red Back Option. Accordingly, the pro forma consolidated financial statements have been presented with three sub-totals representing Lundin on a pro forma basis after making adjustments for each transaction as follows:

  a) Pro Forma Lundin after the Tenke Acquisition (note 3)

  b) Pro Forma Lundin after the Tenke Acquisition and Rio Narcea Acquisition (note 4)

  c) Pro Forma Lundin after the Acquisitions and the Gold Asset Disposition (note 5)

  These pro forma consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, and do not contain all the information required for annual or interim financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim consolidated financial statements of each of Lundin, Tenke and Rio Narcea.

  These pro forma consolidated financial statements have been prepared on the basis that Lundin is considered the acquirer for each of the Acquisitions. The pro forma consolidated balance sheet is prepared to give effect to the Acquisitions and the Gold Asset Disposition as if they occurred on March 31, 2007. The pro forma statements of operations are prepared to give effect to the Acquisitions and the Gold Asset Disposition as if they occurred on January 1, 2006.

  LUNDIN MINING CORPORATION
  NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE THREE MONTHS ENDED MARCH 31, 2007
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

  1.     Proposed Transactions and Basis of Presentation (continued)

  These pro forma consolidated financial statements are not intended to reflect the financial position of Lundin which would have resulted had the Acquisitions and the Gold Asset Disposition actually been completed on March 31, 2007 or the results of operations of Lundin that would have resulted had the Acquisitions and the Gold Asset Disposition actually been effected on January 1, 2006. Further, the pro forma results of operations may not be indicative of future results.

  The allocation of the purchase price to the identifiable assets and liabilities and the adjustments to the statements of operations presented in these pro forma consolidated financial statements related to the Acquisitions is preliminary and subject to change. In arriving at the fair values of assets and liabilities of Rio Narcea, the Company has made assumptions, estimates and assessments which are solely based on available public information. The actual fair values of the identifiable assets and liabilities will be determined as of the date of the acquisition and may differ materially from the amounts disclosed in the purchase price allocations set out herein due to changes in the estimates which will occur as more information is available for assessment.

  2.     Significant Accounting Policies

  Accounting policies used in the preparation of these pro forma consolidated financial statements are disclosed in Lundin’s audited consolidated financial statements for the year ended December 31, 2006 and the interim consolidated financial statements for the three months ended March 31, 2007. No adjustment has been made for differences in accounting policies between Lundin and Tenke Mining or between Lundin and Rio Narcea, except as identified and indicated in the notes to these pro forma consolidated financial statements.

  3.     EuroZinc Acquisition and Tenke Acquisition

  (a)    EuroZinc Acquisition

  On October 31, 2006 the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation ("EuroZinc"). The pro forma consolidated statement of operations of the Company for the year ended December 31, 2006 has been adjusted as follows:

  (i)    EuroZinc Earnings for the Period January 1, 2006 to October 31, 2006

  Earnings of EuroZinc for the period January 1, 2006 to October 31, 2006 prior to the date of acquisition have been included to reflect the results of operations as though the acquisition had been completed on January 1, 2006.

  (ii)   EuroZinc Purchase Accounting

  Depreciation, depletion and amortization has been increased by $43.0 million and future income tax recovery has been increased by $9.3 million to reflect the amortization and related tax effect of the fair value adjustments to mineral properties, plant and equipment related to the acquisition of EuroZinc for the ten months ended October 31, 2006.

  LUNDIN MINING CORPORATION
  NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE THREE MONTHS ENDED MARCH 31, 2007
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

  (b)     Tenke Acquisition

  (i)     Adjusted Tenke

  The assets and liabilities of Tenke being acquired by Lundin under the Arrangement are represented on the pro forma consolidated balance sheet as "Adjusted Tenke". Adjusted Tenke has been derived from the consolidated financial statements of Tenke as at March 31, 2007 after taking into effect the transfer of the South American assets and liabilities to Suramina, including additional cash of $5 million, and an assumption that all Tenke stock options (all of which are in-the-money) are exercised prior to the Tenke Acquisition for cash proceeds of $8.2 million as follows:

				Pro forma
		Suramina		adjustment -
	Tenke Mining	Resources		exercise of Tenke	Adjusted Tenke
	Corp. historical	historical	Adjustment	stock options	book value
Cash and cash equivalents	$94,275	$(924)	$(5,000)	$8,150	$96,501
Accounts receivable	739	(687)	-	-	52
Inventories	8	(8)	-	-	-
Other current assets	17	-	-	-	17
Long term investments	1,128	-	-	-	1,128
Equity investment in Tenke Fungurme	105,151	-	-	-	105,151
Mineral properties, plant and equipment	16,179	(16,177)	-	-	2
Accounts payable and accrued liabilities	(1,031)	333	-	-	(698)
Net assets	$216,466	$(17,463)	$(5,000)	$8,150	$202,153

  (ii)   Tenke Acquisition Pro Forma Adjustments – Consolidated Balance Sheet

  The acquisition of Tenke is accounted for as an asset purchase for accounting purposes. Under this method of accounting, the identifiable assets and liabilities of Tenke are recorded upon acquisition by the Company at their fair values, and the fair values are adjusted for the effect of future income taxes if the tax values of the assets and liabilities differ from their fair values. No goodwill is recorded on an asset purchase. The measurement of the purchase consideration for Tenke in these pro forma consolidated financial statements is recorded at the closing price of Lundin shares on the date of the announced plan of arrangement being CDN$13.90 per share, or US$1,280.9 million. The actual purchase consideration will be determined using the share price and number of outstanding shares at the date of closing.

  LUNDIN MINING CORPORATION
  NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE THREE MONTHS ENDED MARCH 31, 2007
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

  (ii)   Tenke Acquisition Pro Forma Adjustments – Consolidated Balance Sheet (continued)

  The adjustments to the pro forma consolidated balance sheet as at March 31, 2007 to record the identifiable assets and liabilities of Tenke at fair value are as follows:

		Adjusted Tenke
	Adjusted Tenke	book value	Pro forma
	fair value	(note 3(b)(i))	adjustments
Cash and cash equivalents	$94,951	$(96,501)	$(1,550)
Accounts receivable	52	(52)	-
Other current assets	17	(17)	-
Long term investments	1,128	(1,128)	-
Equity investment in Tenke Fungurme	1,379,892	(105,151)	1,274,741
Mineral properties, plant and equipment	2	(2)	-
Accounts payable and accrued liabilities	(698)	698	-
Future income tax liabilities	(194,398)	-	(194,398)
Net assets	$1,280,946	$(202,153)	$1,078,793

  (iii)  Adjusted Tenke – Pro Forma Consolidated Statement of Operations

  The results of operations of Tenke being acquired by Lundin under the Arrangement are represented on the pro forma consolidated statement of operations as "Adjusted Tenke". Adjusted Tenke has been derived from the consolidated statements of operations of Tenke for the three months ended March 31, 2007 and the year ended December 31, 2006.

  Three Months Ended March 31, 2007

		Suramina
	Tenke Mining	Resources Inc.
	Corp. historical	historical	Adjusted Tenke
Selling, general and administration	$(1,229)	$(110)	$(1,119)
Stock-based compensation	(502)	(50)	(451)
Foreign exchange gains (losses)	739	(27)	767
Interest and other income and expenses	958	9	949
Interest and bank charges	(1)	-	(1)
	$(35)	$(178)	$145

  LUNDIN MINING CORPORATION
  NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE THREE MONTHS ENDED MARCH 31, 2007
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

  (iii)  Adjusted Tenke – Pro Forma Consolidated Statement of Operations (continued)

  Year Ended December 31, 2006

		Suramina
	Tenke Mining	Resources Inc.
	Corp. historical	historical	Adjusted Tenke
General exploration and project investigation	$(902)	$(604)	$(298)
Selling, general and administration	(1,845)	(326)	(1,519)
Stock-based compensation	(3,501)	(350)	(3,151)
Foreign exchange gains (losses)	(798)	(180)	(618)
Interest and other income and expenses	2,934	(105)	3,039
Interest and bank charges	(93)	(91)	(2)
Write-off of mineral property interests	(1,491)	(1,491)	-
	$(5,696)	$(3,147)	$(2,549)

  4.     Rio Narcea Acquisition

  The Rio Narcea Acquisition is accounted for as a business combination using the purchase method whereby the identifiable assets and liabilities of Rio Narcea are measured at their individual fair values on the date of the acquisition. If the consideration paid exceeds the aggregate of these fair values including any related amounts for future income taxes arising on the initial recognition of fair values then the excess consideration is recorded on the consolidated balance sheet as goodwill.

  The cash consideration to be paid to Rio Narcea shareholders of $765.5 million represents CDN$5.00 per common share and CDN$1.04 per warrant. The Company has assumed that all Rio Narcea stock options (all of which are in-the-money) are exercised prior to the acquisition for cash proceeds of approximately $15.6 million and that all outstanding common shares of Rio Narcea are tendered to the Company’s offer.

  (a)   Adjustments to Pro Forma Consolidated Balance Sheet

  The following pro forma adjustments have been made to the pro forma consolidated balance sheet as at March 31, 2007 to reflect the purchase of Rio Narcea:

			Long-term debt	Rio Narcea
	Proceeds from	Fair value	assumed, net of	pro forma
	options exercised	adjustments	cash paid	adjustments
Cash and cash equivalents	$15,579	$(7,950)	$34,487	$42,117
Mineral properties, plant and equipment	-	141,614	-	141,614
Unallocated purchase price	-	343,006	-	343,006
Long-term debt and capital leases	-	-	(800,000)	(800,000)
Net assets purchased	$15,579	$476,671	$(765,513)	$(273,263)

  (iv)   Proceeds from exercise of in-the-money stock options

  The net assets acquired include an assumption that all in-the-money Rio Narcea stock options are exercised prior to the acquisition for cash proceeds of $15.6 million.

  LUNDIN MINING CORPORATION
  NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE THREE MONTHS ENDED MARCH 31, 2007
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

  (v)    Fair value adjustments

  The fair value adjustments relate to the allocation of the fair values of Rio Narcea’s assets and liabilities resulting from the allocation of the excess purchase price over the carrying values recorded by Rio Narcea as follows:

  - adjustment to decrease cash and cash equivalents for estimated costs of $7.95 million to complete the Rio Narcea Acquisition;

  - adjustment to increase the carrying value of mineral properties, plant and equipment by $141.6 million to increase the carrying value of the gold mining assets to the exercise price of the Red Back Option (note 5);

  The consideration paid exceeds the aggregate of the fair values of identifiable assets and liabilities by $343.0 million and this amount is included in the pro forma consolidated balance sheet under the caption "unallocated excess purchase price". The actual fair values of the identifiable assets and liabilities will be determined as of the date of the acquisition and may differ materially from the amounts disclosed in the purchase price allocations set out herein due to changes in the estimates which will occur as more information is available for assessment (note 6).

  (vi)   Long-term debt related to acquisition of Rio Narcea:

  Cash consideration of $765.5 million to acquire Rio Narcea is expected to be financed through a credit facility in the amount of $800 million for a net increase in cash and cash equivalents of $34.4 million.

  (b)    Adjustments to the Pro Forma Consolidated Statements of Operations

  The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the Rio Narcea Acquisition had occurred on January 1, 2006:

  (vii) Interest on long-term debt

  The pro forma consolidated statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes interest expense related to long-term debt of $11.9 million and $47.8 million, respectively.

  (viii) Future income tax recovery

  The pro forma statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes future income tax recoveries of $4.2 million and $16.7 million, respectively, related to the adjustment described in note 4(b)(i).

  5.     Gold Asset Disposition

  In conjunction with the Rio Narcea Acquisition, the Company granted Red Back Mining Inc. an option (the "Red Back Option") to purchase certain gold mining related net assets of Rio Narcea for cash consideration of $225 million and the assumption of liabilities, including a $42.5 million loan ("Gold Asset Disposition"). The pro forma consolidated balance sheet includes an adjustment to reflect the sale of the gold mining related net assets and repayment of $225 million in long-term debt. The pro forma statement of operations for the three months ended March 31, 2007 and the year ended December 31, 2006 includes adjustments to decrease interest expense related to the $225 million in long-term debt as if the repayment had occurred on January 1, 2006.

  LUNDIN MINING CORPORATION
  NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE THREE MONTHS ENDED MARCH 31, 2007
  (All amounts in thousands of United States dollars, except where noted)
  (Unaudited)

  6.     Other Items Not Adjusted

  The adjustments made to the pro forma consolidated statements of operations reflect only those items which recur and do not include all charges to income which are expected to occur immediately following the transaction. In addition, these statements do not give effect to operating efficiencies and cost savings that may result from the Arrangement.

  Upon closing of the Acquisitions the Company is required to fair value all of the assets and liabilities acquired. The final values allocated to the acquired assets will depend on the Company’s view of, amongst other things, long term metal prices, exchange rates and reserves and resources on completion. It is likely that the final purchase price will result in a significant increase in the carrying value of mineral properties, plant and equipment and related future income tax liability, and this will result in an increase in depreciation, depletion and amortization expense from that shown in the pro forma consolidated financial statements. The Company estimates that for every $100 million allocated to mineral properties, plant and equipment that there would be a corresponding depreciation charge of $12.5 million ($8.0 million after income taxes or a reduction to basic earnings per share of $0.02) for the year ended December 31, 2006 and $3.1 million ($2.0 million after income taxes or a reduction to basic earnings per share of $0.005) for the three months ended March 31, 2007.

  Any excess of the purchase price paid over the amount allocated to the assets and liabilities acquired in the Rio Narcea Acquisition will be classified as goodwill, which, under Canadian generally accepted accounting principles, will not be amortized but which the Company is required to allocate to its reporting units and test for impairment on an annual basis. The first impairment test will be performed at a future date as determined by management and there can be no assurances that an impairment and write-down of goodwill will not occur.

  7.     Pro Forma Earnings Per Share

  The earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method whereby all "in-the-money" stock options are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average price during the period.

  The pro forma earnings per share information assumes that 160.8 million Lundin shares issued for the October 31, 2006 acquisition of EuroZinc had occurred on January 1, 2006 (note 3(a)(ii)).

  The pro forma earnings per share information following the Tenke Acquisition assumes the issue of 105.5 million Lundin shares on January 1, 2006.